EXPLANATORY NOTE

This is a post-qualification amendment to an offering statement on Form 1-A filed by RSE Archive, LLC (the “Company”). The offering statement was originally filed by the Company on August 13, 2019 and has been amended by the Company on multiple occasions since that date. The offering statement, as amended by pre-qualification amendments, was initially qualified by the U.S. Securities and Exchange Commission (the “SEC”) on October 11, 2019.

Different Series of the Company have already been offered or have been qualified but not yet launched as of the date hereof, by the Company under the offering statement, as amended and qualified. Each such Series of the Company will continue to be offered and sold by the Company following the filing of this post-qualification amendment subject to the offering conditions contained in the offering statement, as qualified.

The purpose of this post-qualification amendment is to add to the offering statement, as amended and qualified, the offering of additional Series of the Company and to amend, update and/or replace certain information contained in the Offering Circular. The Series already offered, or qualified but not yet launched as of the date hereof, under the offering statement, and the additional Series being added to the offering statement by means of this post-qualification amendment, are outlined in the Master Series Table contained in the section titled “Interests in Series Covered by This Amendment” of the Offering Circular to this post-qualification amendment.

This Post-Qualification Offering Circular Amendment No. 2 amends the Post-Qualification Offering Circular No. 1 of  RSE Archive LLC, dated October 21, 2019, as qualified on November 1, 2019, and as may be amended and supplemented from time to time (the “Offering Circular”), to add additional securities to be offered pursuant to the Offering Circular. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below. An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. To the extent not already qualified under Regulation A, these securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 2

SUBJECT TO COMPLETION; DATED NOVEMBER 15, 2019

RSE ARCHIVE, LLC

250 LAFAYETTE STREET, 3rd FLOOR, NEW YORK, NY 10012

(347-952-8058) Telephone Number

www.rallyrd.com

This Post-Qualification Amendment relates to the offer and sale of series of interest, as described below, to be issued by RSE Archive, LLC (the “Company,” “we,” “us,” or “our”).

		Series Membership Interests Overview
		Price to Public	Underwriting Discounts and Commissions (1)(2)(3)	Proceeds to Issuer	Proceeds to Other Persons

Series #52MANTLE	Per Unit	$132.00		$132.00
	Total Minimum	$105,600		$105,600
	Total Maximum	$132,000		$132,000

Series #71MAYS	Per Unit	$28.50		$28.50
	Total Minimum	$45,600		$45,600
	Total Maximum	$57,000		$57,000

Series #RLEXPEPSI	Per Unit	$8.90		$8.90
	Total Minimum	$14,240		$14,240
	Total Maximum	$17,800		$17,800

Series #10COBB	Per Unit	$39.00		$39.00
	Total Minimum	$31,200		$31,200
	Total Maximum	$39,000		$39,000

Series #71ALI	Per Unit	$15.50	$15.50
	Total Minimum	$24,800	$24,800
	Total Maximum	$31,000	$31,000

Series #98JORDAN	Per Unit	$64.00	$64.00
	Total Minimum	$102,400	$102,400
	Total Maximum	$128,000	$128,000

Series #AGHOWL	Per Unit	$38.00	$38.00
	Total Minimum	$15,200	$15,200
	Total Maximum	$19,000	$19,000

Series #EINSTEIN	Per Unit	$7.25	$7.25
	Total Minimum	$11,600	$11,600
	Total Maximum	$14,500	$14,500

Series #FROST	Per Unit	$67.50	$67.50
	Total Minimum	$10,800	$10,800
	Total Maximum	$13,500	$13,500

Series #POTTER	Per Unit	$24.00	$24.00
	Total Minimum	$57,600	$57,600
	Total Maximum	$72,000	$72,000

Series #ROOSEVELT	Per Unit	$19.50	$19.50
	Total Minimum	$15,600	$15,600
	Total Maximum	$19,500	$19,500

Series #TWOCITIES	Per Unit	$72.50	$72.50
	Total Minimum	$11,600	$11,600
	Total Maximum	$14,500	$14,500

Series #ULYSSES	Per Unit	$51.00	$51.00
	Total Minimum	$20,400	$20,400
	Total Maximum	$25,500	$25,500

Series #YOKO	Per Unit	$80.00	$80.00
	Total Minimum	$12,800	$12,800
	Total Maximum	$16,000	$16,000

Series #70RLEX	Per Unit	$20.00	$20.00
	Total Minimum	$16,000	$16,000
	Total Maximum	$20,000	$20,000

Series #SMURF	Per Unit	$17.25	$17.25
	Total Minimum	$27,600	$27,600
	Total Maximum	$34,500	$34,500

Series #APEOD	Per Unit	$62.00	$62.00
	Total Minimum	$24,800	$24,800
	Total Maximum	$31,000	$31,000

Series #APROAK	Per Unit	$75.00	$75.00
	Total Minimum	$60,000	$60,000
	Total Maximum	$75,000	$75,000

Series #15PTKWT	Per Unit	$108.00	$108.00
	Total Minimum	$86,400	$86,400
	Total Maximum	$108,000	$108,000

Series #18ZION	Per Unit	$30.00	$30.00
	Total Minimum	$12,000	$12,000
	Total Maximum	$15,000	$15,000

Series #75ALI	Per Unit	$23.00	$23.00
	Total Minimum	$36,800	$36,800
	Total Maximum	$46,000	$46,000

Series #88JORDAN	Per Unit	$11.00	$11.00
	Total Minimum	$17,600	$17,600
	Total Maximum	$22,000	$22,000

Series #APOLLO11	Per Unit	$32.00	$32.00
	Total Minimum	$25,600	$25,600
	Total Maximum	$32,000	$32,000

Series #BIRKINBLEU	Per Unit	$58.00	$58.00
	Total Minimum	$46,400	$46,400
	Total Maximum	$58,000	$58,000

Series #SNOOPY	Per Unit	$12.75	$12.75
	Total Minimum	$20,400	$20,400
	Total Maximum	$25,500	$25,500

Series #HONUS	Per Unit	$52.00	$52.00
	Total Minimum	$416,000	$416,000
	Total Maximum	$520,000	$520,000

(1) Dalmore Group, LLC (the “BOR” or “Dalmore”) will be acting as a broker of record and entitled to a Brokerage Fee as reflected herein and described in greater detail under “Plan of Distribution and Subscription Procedure – Broker” and “– Fees and Expenses” for additional information.

(2) We expect to engage a broker-dealer to act as custodian of interests and hold brokerage accounts for interest holders in connection with the Company’s offerings (the “Custodian”). It is anticipated that the Custodian will be entitled to a Custody Fee as reflected herein and described in greater detail under “Plan of Distribution and Subscription Procedure – Custodian” and “– Fees and Expenses for additional information.

(3) No underwriter has been engaged in connection with the Offering (as defined below) and neither the BOR, nor any other entity, receives a finder’ fee or any underwriting or placement agent discounts or commissions in relation to any Offering of Interests (as defined below). We intend to distribute all offerings of membership interests in any series of the Company principally through the Rally Rd.™ platform and any successor platform used by the Company for the offer and sale of interests, the “Platform”, as described in greater detail under “Plan of Distribution and Subscription Procedure” for additional information.

RSE Archive, LLC, a Delaware series limited liability company (“we,” “us,” “our,” “RSE Archive” or the “Company”) is offering, on a best efforts basis, a minimum (the “Total Minimum”) to a maximum (the “Total Maximum”) of membership interests of each of the following series of the Company, highlighted in gray in the “Master Series Table” section. Series not highlighted in gray have completed their respective offerings at the time of this filing and the number of interests in the table represents the actual interests sold. The sale of membership interests is being facilitated by the BOR, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and member of FINRA and is registered in each state where the offer or sales of the Interests will occur. It is anticipated that Interests will be offered and sold only in states where the BOR is registered as a broker-dealer.  For the avoidance of doubt, the BOR does not and will not solicit purchases of Interests or make any recommendations regarding the Interests to prospective investors.

All of the series of the Company offered hereunder may collectively be referred to herein as the “Series” and each, individually, as a “Series”.  The interests of all Series described above may collectively be referred to herein as the “Interests” and each, individually, as an “Interest” and the offerings of the Interests may collectively be referred to herein as the “Offerings” and each, individually, as an “Offering.”  See “Description of the Interests Offered” on page 129 of the Offering Circular dated October 15, 2019 for additional information regarding the Interests.

The Company is managed by RSE Archive Manager, LLC, a Delaware limited liability company (the “Manager”). The Manager is a single-member entity owned by RSE Markets, Inc. (“RSE Markets”).

It is anticipated that the Company’s core business will be the identification, acquisition, marketing and management of memorabilia and collectible items, collectively referred to as “Memorabilia Assets” or the “Asset Class,” for the benefit of the investors. The Series assets referenced in the “Master Series Table” section may be referred to herein, collectively, as the “Underlying Assets” or each, individually, as an “Underlying Asset.” Any individuals, dealers or auction company which owns an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential offering or the closing of an offering from which proceeds are used to acquire the Underlying Asset may be referred to herein as an “Asset Seller.” See “Description of the Business” on page 29 for additional information regarding the Asset Class.

RSE Markets will serve as the asset manager (the “Asset Manager”) for each Series of the Company and provides services to the Underlying Assets in accordance with each Series’ asset management agreement.

This Offering Circular describes each individual Series found in the “Master Series Table” section.

The Interests represent an investment in a particular Series and thus indirectly the Underlying Asset and do not represent an investment in the Company or the Manager generally.  We do not anticipate that any Series will own any assets other than the Underlying Asset associated with such Series.  However, we expect that the operations of the Company, including the issuance of additional Series of Interests and their acquisition of additional assets, will benefit Investors by enabling each Series to benefit from economies of scale and by allowing Investors to enjoy the Company’s memorabilia and collectibles collection at the Membership Experience Programs.

A purchaser of the Interests may be referred to herein as an “Investor” or “Interest Holder.”  There will be a separate closing with respect to each Offering (each, a “Closing”). The Closing of an Offering will occur on the earliest to occur of (i) the date subscriptions for the Total Maximum Interests for a Series have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Total Minimum Interests of such Series have been accepted.  If Closing has not occurred, an Offering shall be terminated upon (i) the date which is one year from the date such Offering Circular or Amendment, as applicable, is qualified by the U.S. Securities and Exchange Commission, or the “Commission”, which period may be extended with respect to a particular Series by an additional six months by the Manager in its sole discretion, or (ii) any date on which the Manager elects to terminate the Offering for a particular Series in its sole discretion.

No securities are being offered by existing security-holders.

Each Offering is being conducted under Tier II of Regulation A (17 CFR 230.251 et. seq.) and the information contained herein is being presented in Offering Circular format.  The Company is not offering, and does not anticipate selling, Interests in any of the Offerings in any state where the BOR is not registered as a broker-dealer. The subscription funds advanced by prospective Investors as part of the subscription process will be held in a non-interest-bearing escrow account with Atlantic Capital Bank, N.A., the “Escrow Agent”, and will not be commingled with the operating account of the Series, until, if and when there is a Closing with respect to that Series.  See “Plan of Distribution and Subscription Procedure” and “Description of Interests Offered” on page 129 of the Offering Circular dated October 15, 2019 for additional information.

A purchase of Interests in a Series does not constitute an investment in either the Company or an Underlying Asset directly, or in any other Series of Interest.  This results in limited voting rights of the Investor, which are solely related to a particular Series, and are further limited by the Limited Liability Company Agreement of the Company (as amended from time to time, the “Operating Agreement”), described further herein.  Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Interest Holders and removal of the Manager for “cause”.  The Manager and the Asset Manager thus retain significant control over the management of the Company, each Series and the Underlying Assets.  Furthermore, because the Interests in a Series do not constitute an investment in the Company as a whole, holders of the Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series.  In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in an Underlying Asset because, among other things, a Series will be required to pay corporate taxes before distributions are made to the holders, and the Asset Manager will receive a fee in respect of its management of the Underlying Asset.

This Offering Circular contains forward-looking statements which are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither the Company nor the Manager or Asset Manager can guarantee future performance, or that future developments affecting the Company, the Manager, the Asset Manager, or the Platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.  Please see “Risk Factors” on page 18 of the Offering Circular dated October 15, 2019 and “Cautionary Note Regarding Forward-Looking Statements” on page 6 of the Offering Circular dated October 15, 2019 for additional information.

There is currently no public trading market for any Interests, and an active market may not develop or be sustained.  If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Even if a public or private market does develop, the market price could decline below the amount you paid for your Interests.

The Interests offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that the Company’s investment objectives will be achieved or that a secondary market would ever develop for the Interests, whether via the Platform, via third party registered broker-dealers or otherwise. Prospective Investors should obtain their own legal and tax advice prior to making an investment in the Interests and should be aware that an investment in the Interests may be exposed to other risks of an exceptional nature from time to time. See the “Risk Factors” section on page 18 of the Offering Circular dated October 15, 2019.

GENERALLY, NO SALE MAY BE MADE TO YOU IN ANY OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO HTTP://WWW.INVESTOR.GOV.

NOTICE TO RESIDENTS OF THE STATES OF TEXAS AND WASHINGTON:

WE ARE LIMITING THE OFFER AND SALE OF SECURITIES IN THE STATES OF TEXAS AND WASHINGTON TO A MAXIMUM OF $5 MILLION IN ANY 12-MONTH PERIOD. WE RESERVE THE RIGHT TO REMOVE OR MODIFY SUCH LIMIT AND, IN THE EVENT WE DECIDE TO OFFER AND SELL ADDITIONAL SECURITIES IN THESE STATES, WE WILL FILE A POST-QUALIFICATION SUPPLEMENT TO THE OFFERING STATEMENT OF WHICH THIS OFFERING CIRCULAR IS A PART IDENTIFYING SUCH CHANGE.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor may there be any sales of these securities in, any state in which such offer, solicitation or sale would be unlawful before registration or qualification of the offer and sale under the laws of such state.

An investment in the Interests involves a high degree of risk. See “Risk Factors” on page 18 of the Offering Circular dated October 15, 2019 for a description of some of the risks that should be considered before investing in the Interests.

TABLE OF CONTENTS

RSE ARCHIVE, LLC

SECTIONPAGE

Incorporation by Reference of Offering Circular9

MASTER SERIES TABLE10

USE OF PROCEEDS – Series #88JORDAN16

Amended and Restated DESCRIPTION OF SERIES MICHAEL JORDAN 1988 SNEAKERS18

USE OF PROCEEDS – Series #SNOOPY20

DESCRIPTION OF SERIES 2015 OMEGA SPEEDMASTER “SILVER SNOOPY”22

USE OF PROCEEDS – Series #HONUS24

DESCRIPTION OF SERIES T206 HONUS WAGNER CARD26

DESCRIPTION OF THE BUSINESS30

MANAGEMENT42

EXHIBIT INDEXIII-1

 Incorporation by Reference of Offering Circular

The Offering Circular, including this Post-Qualification Amendment, is part of an offering statement (File No. 024-11057) that was filed with the Securities and Exchange Commission. We hereby incorporate by reference into this Post-Qualification Amendment all of the information contained in the following:

1.Part II of the Offering Circular dated October 15, 2019 including the sections bulleted below, to the extent not otherwise modified or replaced by offering circular supplement and/or Post-Qualification Amendment.

•Cautionary Note Regarding Forward-Looking Statements

•Trademarks and Trade Names

•Additional Information

•Offering Summary

•Risk Factors

•Potential Conflicts of Interest

•Dilution

•Use of Proceeds and Asset Descriptions

•Management’s Discussion and Analysis of Financial Condition and Results of Operation

•Plan of Distribution and Subscription Procedure

•Compensation

•Principal Interest Holders

•Description of Interests Offered

•Material United States Tax Considerations

•Where to Find Additional Information

1.Part II of the Post-Qualification Amendment to Offering Circular No.1 including the sections bulleted below, to the extent not otherwise modified or replaced by offering circular supplement and/or Post-Qualification Amendment.

•Use of Proceeds and Asset Descriptions in Post-Qualification Amendment to Offering Circular No. 1

Note that any statement we make in this Post-Qualification Amendment (or have made in the Offering Circular) will be modified or superseded by an inconsistent statement made by us in a subsequent offering circular supplement or Post-Qualification Amendment.

INTERESTS IN SERIES COVERED BY THIS AMENDMENT

The master series table below, referred to at times as the “Master Series Table”, shows key information related to each Series. This information will be referenced in the following sections when referring to the Master Series Table. In addition, see the “Description of Underlying Asset” and “Use of Proceeds” section for each individual Series for further details.

The Series assets referenced in the Master Series Table below may be referred to herein, collectively, as the “Underlying Assets” or each, individually, as an “Underlying Asset”. Any individuals, dealers or auction company which owns an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential offering or the closing of an offering from which proceeds are used to acquire the Underlying Asset may be referred to herein as an “Asset Seller”.

Series / Series Name	Qualification Date	Underlying Asset	Offering Price per Interest	Minimum Offering Size	Maximum Offering Size	Agreement Type	Opening Date (1)	Closing Date (1)	Status	Sourcing Fee	Minimum Membership Interests (2)	Maximum Membership Interests (2)	Comments
#52MANTLE / Series Mickey Mantle Card	10/11/2019	1952 Topps #311 Mickey Mantle Card	$132.00	$132,000		Purchase Option Agreement	10/18/2019	10/25/2019	Closed	$3,090	1000

• Purchase Option Agreement to acquire Underlying Asset for $125,000 entered on 4/26/2019
• Down-payment of $15,000 on 5/2/2019 and final payment of $110,000 on 06/29/2019 were made and financed through non-interest-bearing payments from the Manager
• $132,000 Offering closed on 10/25/2019 and payments made by the Manager and other Obligations were paid through the proceeds
• (3)

#71MAYS / Series Willie Mays Jersey	10/11/2019	1971 Willie Mays Jersey	$28.50	$57,000	Purchase Option Agreement	10/25/2019	10/31/2019	Closed	$1,830	2000

• Purchase Option Agreement to acquire a majority equity stake (90%) in the Underlying Asset for $47,250, entered on 4/26/2019, which valued Underlying Asset at $52,500
• Down-payment of $12,500 on 5/2/2019 and final payment of $34,750 on 9/14/2019 were made and financed through non-interest-bearing payments from the Manager
• $57,000 Offering closed on 10/31/2019 and payments made by the Manager and other Obligations were paid through the proceeds
• (3)

#RLEXPEPSI / Series Rolex Gmt-Master II Pepsi	10/11/2019	Rolex GMT Master II 126710BLRO	$8.90	$17,800	Purchase Agreement	11/1/2019	11/6/2019	Closed	$22	2000

• Purchase Agreement to acquire the Underlying Asset for $16,800 entered on 8/30/2019
• Payments of $2,100 on 6/12/2019 and $14,700 on 9/14/2019 were made and financed through non-interest-bearing payments from the Manager11/6/2019

• $17,800 Offering closed on 11/6/2019 and payments made by the Manager and other Obligations were paid through the proceeds
• (3)

#10COBB / Series E98 Ty Cobb	10/11/2019	1910 E98 Ty Cobb Card	$39.00	$39,000	Purchase Option Agreement	11/8/2019	11/14/2019	Closed	$1,510	1000

• Purchase Option Agreement to acquire Underlying Asset for $35,000 entered on 4/26/2019
• Down-payment of $15,000 on 5/2/2019 and final payment of $20,000 on 06/29/2019 were made and financed through non-interest-bearing payments from the Manager

• $39,000 Offering closed on 11/14/2019 and payments made by the Manager and other Obligations were paid through the proceeds
• (3)

#71ALI / Series “Fight of The Century” Contract	10/11/2019	1971 “Fight of the Century” Contract	$15.50	$24,800	$31,000	Purchase Option Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$1,090	1600	2000	• Purchase Option Agreement to acquire Underlying Asset for $27,500 entered on 4/26/2019 • Payment of $27,500 on 5/2/2019 was made and financed through a non-interest-bearing payment from the Manager
#98JORDAN / Series Michael Jordan Jersey	10/11/2019	1998 Michael Jordan Jersey	$64.00	$102,400	$128,000	Purchase Option Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$4,160	1600	2000

• Purchase Option Agreement to acquire Underlying Asset for $120,000 entered on 4/26/2019
• Down-payment of $60,000 on 5/2/2019 and final payment of $60,000 on 07/1/2019 were made and financed through non-interest-bearing payments from the Manager

#AGHOWL / Series Howl and Other Poems	10/11/2019	First Edition Howl and Other Poems	$38.00	$15,200	$19,000	Purchase Option Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$810	400	500

• Purchase Option Agreement to acquire Underlying Asset for $15,500 entered on 7/30/2019
• Down-payment of $2,300 on 8/9/2019 and final payment of $13,200 on 10/11/2019 were made and financed through non-interest-bearing payments from the Manager

#EINSTEIN / Series Philosopher-Scientist	10/11/2019	First Edition of Philosopher-Scientist	$7.25	$11,600	$14,500	Purchase Option Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$855	1600	2000

• Purchase Option Agreement to acquire Underlying Asset for $11,000 entered on 7/30/2019
• Down-payment of $1,650 on 8/9/2019 and final payment of $9,350 on 10/11/2019 were made and financed through non-interest-bearing payments from the Manager

#FROST / Series A Boy’s Will	10/11/2019	First Edition A Boy's Will	$67.50	$10,800	$13,500	Purchase Option Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$865	160	200

• Purchase Option Agreement to acquire Underlying Asset for $10,000 entered on 7/30/2019
• Down-payment of $1,500 on 8/9/2019 and final payment of $8,500 on 10/11/2019 were made and financed through non-interest-bearing payments from the Manager

#POTTER / Series Harry Potter	10/11/2019	1997 First Edition Harry Potter	$24.00	$57,600	$72,000	Purchase Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	($510)	2400	3000

• Purchase Agreement to acquire the Underlying Asset for $65,000 entered on 7/5/2019
• Down-payment of $10,000 on 7/8/2019, additional payment of $10,000 on 8/7/2019 and final payment of $45,000 on 10/9/2019 were made and financed through non-interest-bearing payments from the Manager

#ROOSEVELT / Series African Game Trails	10/11/2019	First Edition African Game Trails	$19.50	$15,600	$19,500	Purchase Option Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$1,205	800	1000

• Purchase Option Agreement to acquire Underlying Asset for $17,000 entered on 7/30/2019
• Down-payment of $2,550 on 8/9/2019 and final payment of $14,450 on 10/11/2019 were made and financed through non-interest-bearing payments from the Manager

#TWOCITIES / Series A Tale of Two Cities	10/11/2019	First Edition A Tale of Two Cities	$72.50	$11,600	$14,500	Purchase Option Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$55	160	200

• Purchase Option Agreement to acquire Underlying Asset for $12,000 entered on 7/30/2019
• Down-payment of $1,800 on 8/9/2019 and final payment of $10,200 on 10/11/2019 were made and financed through non-interest-bearing payments from the Manager

#ULYSSES / Series Ulysses	10/11/2019	1935 First Edition Ulysses	$51.00	$20,400	$25,500	Purchase Option Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$695	400	500

• Purchase Option Agreement to acquire Underlying Asset for $22,000 entered on 7/30/2019
• Down-payment of $3,400 on 8/9/2019 and final payment of $18,600 on 10/11/2019 were made and financed through non-interest-bearing payments from the Manager

#YOKO / Series Grapefruit	10/11/2019	First Edition Grapefruit	$80.00	$12,800	$16,000	Purchase Option Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$840	160	200

• Purchase Option Agreement to acquire Underlying Asset for $12,500 entered on 7/30/2019
• Down-payment of $1,800 on 8/9/2019 and final payment of $10,700 on 10/11/2019 were made and financed through non-interest-bearing payments from the Manager

#70RLEX / Series Rolex Beta 21	10/11/2019	1970 Rolex Ref. 5100 Beta 21	$20.00	$16,000	$20,000	Purchase Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$200	800	1000	• Purchase Agreement to acquire the Underlying Asset for $17,900 entered on 9/12/2019 • Payment of $17,900 on 6/12/2019 was made and financed through a non-interest-bearing payment from the Manager
#SMURF / Series Rolex Submariner "Smurf"	11/1/2019	Rolex Submariner Date "Smurf" Ref. 116619LB	$17.25	$27,600	$34,500	Upfront Purchase	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$2,905	1600	2000	• Acquired Underlying Asset for $29,500 on 10/18/2019 financed through a non-interest-bearing payment from the Manager
#APEOD / Series Audemars Piguet "End of Days"	11/1/2019	Audemars Piguet Royal Oak Offshore "End of Days" Ref.25770SN.O.0001KE.01	$62.00	$24,800	$31,000	Upfront Purchase	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$940	400	500	• Acquired Underlying Asset for $28,000 on 10/18/2019 financed through a non-interest-bearing payment from the Manager
#APROAK / Series Audemars Piguet A-Series	11/1/2019	Audemars Piguet Royal Oak Jumbo A-Series Ref.5402	$75.00	$60,000	$75,000	Upfront Purchase	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	($63)	800	1000	• Acquired Underlying Asset for $72,500 on 10/18/2019 financed through a non-interest-bearing payment from the Manager
#15PTKWT / Series Patek Philippe World Time	11/1/2019	Patek Philippe Complications World Time Ref. 5131R-001	$108.00	$86,400	$108,000	Purchase Option Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	($140)	800	1000	• Purchase Option Agreement to acquire Underlying Asset for $105,000 entered on 10/18/2019 with expiration on 12/18/2019
#18ZION / Series Zion Williamson 2018 Sneakers	11/1/2019	2018 Zion Williamson Adidas James Harden Sneakers	$30.00	$12,000	$15,000	Upfront Purchase	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$200	400	500	• Acquired Underlying Asset for $13,500 on 10/17/2019 financed through a non-interest-bearing payment from the Manager
#75ALI / Series Ali-Wepner Fight Boots	11/1/2019	1975 Muhammad Ali Boots worn in fight against Chuck Wepner	$23.00	$36,800	$46,000	Purchase Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	($10)	1600	2000

• Purchase Agreement to acquire the Underlying Asset for $44,000 entered on 10/16/2019 with expiration on 12/16/209
• Down-payment of $22,000 on 10/17/2019 was made and financed through a non-interest-bearing payment from the Manager

#88JORDAN / Series Michael Jordan 1988 Sneakers	11/1/2019	1998 Michael Jordan Nike Air Jordan III Sneakers	$11.00	$17,600	$22,000	Purchase Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$230	1600	2000	• Purchase Agreement to acquire the Underlying Asset for $20,000 entered on 10/16/2019 with expiration on 12/16/209
#APOLLO11 / Series New York Times Apollo 11	11/1/2019	Apollo 11 Crew-Signed New York Times Cover	$32.00	$25,600	$32,000	Upfront Purchase	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$130	800	1000	• Acquired Underlying Asset for $30,000 on 10/17/2019 financed through a non-interest-bearing payment from the Manager
#BIRKINBLEU / Series Hermès Birkin Bag	11/1/2019	Bleu Saphir Lizard Hermès Birkin	$58.00	$46,400	$58,000	Upfront Purchase	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$670	800	1000	• Acquired Underlying Asset for $55,500 on 8/2/2019 financed through a non-interest-bearing payment from the Manager
#SNOOPY / Series 2015 Omega Speedmaster "Silver Snoopy"		2015 Omega Speedmaster Moonwatch	$12.75	$20,400	$25,500	Upfront Purchase	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	($55)	1600	2000	• Acquired Underlying Asset for $24,000 on 10/29/2019 financed through a non-interest-bearing payment from the Manager
#HONUS / Series T206 Honus Wagner Card		1909-1911 T206 Honus Wagner Card	$52.00	$416,000	$520,000	Purchase Option Agreement	Q4 2019 or Q1 2020	Q4 2019 or Q1 2020	Upcoming	$5,572	8000	10000

• Purchase Option Agreement to acquire a minority equity stake (43%) in the Underlying Asset from the Asset Seller, an affiliate of the Company for $225,000, entered on 11/11/2019  with expiration on 12/26/2019, which valued the Underlying Asset at $500,028.
• Down-payment of $100,000 on 11/11/2019 was made and financed through a non-interest-bearing payment from the Manager

        Note: Gray shading represents Series for which no Closing of an Offering has occurred.

(1)If exact offering dates (specified as Month Day, Year) are not shown, then expected offering dates are presented.

(2)Interests sold in Series is limited to 2,000 “qualified purchasers” with a maximum of 500 non- “accredited investors”.

(3)Fees represent actual fees paid at closing of the offerings.

(4)Represents actual number of Interests sold in completed Offering.

(5)Represents actual Offering Size of completed Offering.

USE OF PROCEEDS – Series #88JORDAN

We estimate that the gross proceeds of the Series Offering (including from Series Interests acquired by the Manager) will be approximately the amount listed in the Use of Proceeds Table assuming the full amount of the Series Offering is sold, and will be used as follows:

	Use of Proceeds Table	Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #88JORDAN Asset Cost (1)	$20,000	90.91%
	Equity retained by Asset Seller (1)	$0	0.00%
	Cash on Series Balance Sheet	$500	2.27%
	Brokerage Fee	$220	1.00%
	Offering Expenses (2)	$500	2.27%
Acquisition Expenses (3)	Accrued Interest	$0	0.00%
	Finder Fee	$0	0.00%
	Authentication Expense	$200	0.91%
	Transport from Seller to Warehouse incl. associated Insurance (as applicable)	$100	0.45%
	Marketing Materials	$250	1.14%
	Refurbishment & maintenance	$0	0.00%
	Sourcing Fee	$230	1.05%
	Total Fees and Expenses	$1,500	6.82%
	Total Proceeds	$22,000	100.00%

(1)Consists of an agreement listed in the Series Detail Table with the Asset Seller to be paid in full at the expiration date of the agreement listed in the Series Detail Table.

(2)Solely in connection with the offering of the Series Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series Offering.

(3)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

On the date listed in the Series Detail Table, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table. A copy of the purchase agreement is attached as Exhibit 6.24 hereto.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table.

Series Detail Table
Agreement Type	Purchase Agreement
Date of Agreement	10/16/2019
Expiration Date of Agreement	12/16/2019
Down-payment Amount	$0
Installment 1 Amount	$20,000
Installment 2 Amount	$0
Acquisition Expenses	$550

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR as consideration for providing certain broker-dealer services to the Company in connection with this Series Offering, (ii) the Offering Expenses related to the anticipated Custody Fee, (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series.  Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series Offering.  The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses.  In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

Amended and Restated DESCRIPTION OF SERIES MICHAEL JORDAN 1988 SNEAKERS

Investment Overview

•Upon completion of the Series #88JORDAN Offering, Series #88JORDAN will purchase 1998 Michael Jordan Nike Air Jordan III Sneakers as the underlying asset for Series #88JORDAN (The “Series Michael Jordan 1988 Sneakers” or the “Underlying Asset” with respect to Series #88JORDAN, as applicable), the specifications of which are set forth below.

•The Underlying Asset is a signed pair of white size 13 Nike Air Jordan III Sneakers worn by Michael Jordan during the 1987-1988 NBA season

•Michael Jordan debuted with the Bulls in the 1984-1985 season and played with the team until the end of the 1993-1994 NBA season during which time he led the Bulls to three NBA Championships, when he retired for the first time to play Minor League Baseball. He then came out of retirement and returned to the Bulls from 1995 – 1998, leading the team to another three additional NBA Championships, before retiring for the second time. He came out of retirement for a final time and played for the Washington Wizards, until the end of his NBA career, from 2001 to 2003.

•During the 1987-1988 NBA season, Michael Jordan led the league in scoring and earned his first league MVP award.

Asset Description

Overview & Authentication

•The Underlying Asset was worn by Michael Jordan on March 10, 1988 during a home game against the Los Angeles Lakers and is accompanied by the official scorer’s report from that game.

•Jordan scored 38 points leading the Bulls to a 128-108 victory against the Lakers while wearing the Underlying Asset.

•The Underlying Asset comes fully authenticated with a Letter of Authenticity from Pittsburgh Steelers Hall of Fame Linebacker Jack Ham who received the Underlying Asset as a gift from Michael Jordan.

•Professional Sports Authenticator (PSA/DNA) has provided a letter of authenticity for the signatures on each shoe.

Notable Features

•The Underlying Asset is made of white leather and trimmed in grey and black, featuring the “Jumping Man” logo embedded on the tongue in red and has Nike labels on each sole.

•The Underlying Asset was signed by Michael Jordan on both sneakers in black marker.

•The Underlying Asset is the same style shoe that Jordan wore during the Slam Dunk contest from that season.

Notable Defects

•The Underlying Asset exhibits significant wear and sole separation along the midsole as a result of game-use and age. The signatures on each shoe have slightly faded with age.

Details

Series Michael Jordan 1988 Sneakers
Sport	Basketball
Professional League	National Basketball Association (NBA)
Player / Number	Michael Jordan / 23
Team	Chicago Bulls
Season	1987-88
Memorabilia Type / Manufacturer	Game-used Nike Air Jordan III Sneakers
Primary / Secondary Color	White / Black / Gray
Date Worn / Opponent	March 10, 1988 / Los Angeles Lakers
Location	United Center, Chicago IL
Autograph Location / Instrument	Both Shoes / Black Marker
Authentication	Game Use: Jack Ham Signature: PSA/DNA
Condition	Original and Unaltered

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series Michael Jordan 1988 Sneakers going forward.

USE OF PROCEEDS – Series #SNOOPY

We estimate that the gross proceeds of the Series Offering (including from Series Interests acquired by the Manager) will be approximately the amount listed in the Use of Proceeds Table assuming the full amount of the Series Offering is sold, and will be used as follows:

	Use of Proceeds Table	Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #SNOOPY Asset Cost (1)	$24,000	94.12%
	Equity retained by Asset Seller (1)	$0	0.00%
	Cash on Series Balance Sheet	$400	1.57%
	Brokerage Fee	$255	1.00%
	Offering Expenses (2)	$500	1.96%
Acquisition Expenses (3)	Accrued Interest	$0	0.00%
	Finder Fee	$0	0.00%
	Authentication Expense	$200	0.78%
	Transport from Seller to Warehouse incl. associated Insurance (as applicable)	$100	0.39%
	Marketing Materials	$100	0.39%
	Refurbishment & maintenance	$0	0.00%
	Sourcing Fee	-$55	-0.22%
	Total Fees and Expenses	$1,100	4.31%
	Total Proceeds	$25,500	100.00%

(1)Consists of an agreement listed in the Series Detail Table with the Asset Seller to be paid in full at the expiration date of the agreement listed in the Series Detail Table.

(2)Solely in connection with the offering of the Series Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series Offering.

(3)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

On the date listed in the Series Detail Table, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table. A copy of the purchase agreement is attached as Exhibit 6.27 hereto.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table.

Series Detail Table
Agreement Type	Upfront Purchase
Date of Agreement	11/5/2019
Expiration Date of Agreement	N/A
Down-payment Amount	$0
Installment 1 Amount	$24,000
Installment 2 Amount	$0
Equity retained by Asset Seller	$0
Acquisition Expenses	$400

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR as consideration for providing certain broker-dealer services to the Company in connection with this Series Offering, (ii) the Offering Expenses related to the anticipated Custody Fee, (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Underlying Asset.  Of the proceeds of the Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series Offering.  The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses.  In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES 2015 OMEGA SPEEDMASTER “SILVER SNOOPY”

Investment Overview

•Upon completion of the Series #SNOOPY Offering, Series #SNOOPY will purchase the 2015 Omega Speedmaster Moonwatch (at times described as the “Omega Silver Snoopy” or “Wristwatch” throughout this offering circular) as the underlying asset for Series #SNOOPY (the “Series 2015 Omega Speedmaster “Silver Snoopy”” or “Underlying Asset” with respect to Series #SNOOPY, as applicable), the specifications of which are set forth below.

•In 1965 NASA qualified the Omega Speedmaster watch for use on its piloted missions. It remains the only NASA-qualified watch, and versions of the Omega Speedmaster have been worn by NASA astronauts for all six lunar landings, earning it the nickname “the Moonwatch.”

•Snoopy, the cartoon dog from Charles Schulz’s pop comic strip Peanuts, was co-opted by NASA as their Apollo program’s safety mascot. NASA gives a Silver Snoopy Award to employees that “have significantly contributed to the human space flight program to ensure flight safety and mission success.” These employees receive a silver Snoopy lapel pin that has flown in space, a certificate of appreciation, and letter of commendation.

•In 1970, NASA awarded Omega with a Silver Snoopy Award after the crew of the Apollo 13 used a Speedmaster to time a 14-second engine burn to correct their orbit so that they could safely land back on Earth.

Asset Description

Overview

•The Underlying Asset is one of 1,970 Silver Snoopy examples produced by Omega in 2015 as a tribute to the 45th anniversary of the Apollo 13 mission and the company’s Silver Snoopy Award.

•The Underlying Asset is a manual-wind watch with a 42mm stainless steel case, polished black ceramic bezel ring, black varnished hands, and single white hand on the small seconds sub-dial.

Notable Features

•The caseback of the Underlying Asset features a 925-silver hand-carved Snoopy medallion, which is mounted on a plate of the same material and surrounded by a dark blue enamel that is hand-sprinkled with silver powder.

•A small Snoopy, created with special Super-Luminova (photoluminescent) paint is presented on the 9 o’clock subdial of the Underlying Asset.

•An inscription on the dial between zero and fourteen seconds reads: “What could you do in 14 seconds?”

•The outer edge of the Underlying Asset’s caseback is inscribed with the following: “SILVER SNOOPY AWARD “EYES ON THE STARS””, “45TH ANNIVERSARY”, and “APOLLO XIII” with each inscription separated by an engraved star.

•The Underlying Asset is engraved and numbered as one of 1,970.

Notable Defects

•The Underlying Asset shows signs of wear consistent with its age.

Details

Series 2015 Omega Speedmaster “Silver Snoopy”
BASIC OVERVIEW
Reference Number	311.32.42.30.04.003
Brand	Omega
Model	Speedmaster Professional Moonwatch
Case Material	Steel
Year	2015
Condition	Unworn (Mint condition, without signs of wear)
Scope of Delivery	Original box, original papers
Functions	Chronograph, Tachymeter
CALIBER
Movement	Manual winding
Movement/Caliber	1861
Power Reserve	48 h
Number of Jewels	18
CASE
Case Diameter	42 mm
Water Resistance	5 ATM
Bezel Material	Ceramic
Glass	Sapphire glass
Dial	White
Dial Numbers	No numerals
BRACELET/STRAP
Bracelet Material	Textile
Bracelet Color	Black
Lug Width	20 mm
Clasp	Fold clasp
Clasp Material	Steel

Depreciation

The company treats Memorabilia and Collectibles as collectible assets and therefore will not depreciate or amortize the Series 2015 Omega Speedmaster “Silver Snoopy” going forward.

USE OF PROCEEDS – Series #HONUS

We estimate that the gross proceeds of the Series Offering (including from Series Interests acquired by the Manager) will be approximately the amount listed in the Use of Proceeds Table assuming the full amount of the Series Offering is sold, and will be used as follows:

	Use of Proceeds Table	Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #HONUS Asset Cost (1)	$225,000	43.27%
	Equity retained by Asset Seller (1)	$275,028	52.89%
	Cash on Series Balance Sheet	$4,000	0.77%
	Brokerage Fee	$5,200	1.00%
	Offering Expenses (2)	$3,900	0.75%
Acquisition Expenses (3)	Accrued Interest	$0	0.00%
	Finder Fee	$0	0.00%
	Authentication Expense	$200	0.04%
	Transport from Seller to Warehouse incl. associated Insurance (as applicable)	$100	0.02%
	Marketing Materials	$1,000	0.19%
	Refurbishment & maintenance	$0	0.00%
	Sourcing Fee	$5,572	1.07%
	Total Fees and Expenses	$15,972	3.07%
	Total Proceeds	$520,000	100.00%

(1)Consists of an agreement listed in the Series Detail Table with the Asset Seller to be paid in full at the expiration date of the agreement listed in the Series Detail Table.

(2)Solely in connection with the offering of the Series Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series Offering.

(3)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

On the date listed in the Series Detail Table, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller, who is an affiliate of the Company. The agreement covers both the Cash Portion of the Asset Cost and the Equity, which represents the Interests the Asset Seller will retain in the Series upon completion of the Offering, as listed in the Use of Proceeds Table.

A copy of the purchase agreement is attached as Exhibit 6.28 hereto.

Upon the closing of the Offering, cash proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table.

Series Detail Table
Agreement Type	Purchase Option Agreement
Date of Agreement	11/11/2019
Expiration Date of Agreement	12/26/2019
Down-payment Amount	$100,000
Installment 1 Amount	$125,000
Installment 2 Amount	$0
Equity retained by Asset Seller	$275,028
Acquisition Expenses	$1,300

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR as consideration for providing certain broker-dealer services to the Company in connection with this Series Offering, (ii) the Offering Expenses related to the anticipated Custody Fee, (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Underlying Asset.  Of the proceeds of the Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series Offering.  The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses.  In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES T206 HONUS WAGNER CARD

Investment Overview

•Upon completion of the Series #HONUS Offering, Series #HONUS will purchase a 1909-11 T206 Honus Wagner Baseball Card (at times described as the “T206 Wagner” throughout this Offering Circular) as the underlying asset for Series #HONUS (the “Series T206 Honus Wagner Card” or the “Underlying Asset” with respect to Series #HONUS, as applicable), the specifications of which are set forth below.

•Pittsburgh Pirates shortstop Honus Wagner won an unprecedented eight National League batting titles as well as leading the Pirates to the 1909 World Series victory against Ty Cobb and the Detroit Tigers.

•Wagner was inducted into the National Baseball Hall of Fame as a member of its inaugural class in 1936 alongside Ty Cobb, Christy Mathewson, Walter Johnson, and Babe Ruth.

•The Honus Wagner Card was produced by the American Tobacco Company (ATC) as part of the T206 series from 1909-1911.

Asset Description

Overview & Authentication

•Synonymous with the phrase “tobacco card,” the 1909-1911 T206 series consists of 524 distinctly different "White Border" player portrayals measuring about 1-7/16" by 2-5/8”.

•The T206 collection includes 390 cards featuring major league players (with multiple poses and captions for the same player counted separately) and 134 minor leaguers, each in a straightforward and simple arrangement.

•The American Tobacco Company produced the T206 series from 1909-1911, with the majority showing reverse side advertising of the company's popular tobacco brands.

•T206 Honus Wagner cards have less than 60 known examples of the card still in existence.

Notable Features

•The provenance of the Underlying Asset is unique, as it was bequeathed to The School Sisters of Notre Dame by the brother of a deceased nun in 2010, with the card first coming into the unnamed brother’s possession in 1936.

•The Underlying Asset has a clean border at the bottom printed with “Wagner, Pittsburg”.

•The Underlying Asset is based on a portrait of Honus Wagner taken by the noted baseball photographer Carl Horner.

Notable Defects

•The borders of the Underlying Asset have been trimmed, and the card has been coated in shellac as a preservative.

•The Underlying Asset also exhibits signs of wear, with visible creases, and the “Sweet Caporal” advertisement on the reverse of this card partially removed.

Equity retained by Asset Seller

•The Asset Seller will retain a 52.9% interest in the Underlying Asset and, upon closing of the purchase of the Underlying Asset by us (the “Closing”), shall receive 5,289 membership interests in the Series with an aggregate value of $275,028 (the “Asset Seller Equity Interest”).

Restrictions on Sale of Underlying Asset

•Without our prior written consent (which may be withheld in our sole discretion), the Asset Seller will not, directly or indirectly, offer, pledge, sell, transfer, hypothecate, mortgage, grant or encumber, sell or grant any option, purchase any option, enter into any arrangement or contract to do any of the foregoing, or otherwise transfer, dispose or encumber the Asset Seller Equity Interest.

•Without the Asset Seller’s prior written consent, we will not sell the Underlying Asset within 36-months of the Closing.

•We will not sell the Underlying Asset for a purchase price of less than $1,900,000.00 without the Asset Seller’s prior written consent.

•For a 10 year period following the Closing, we (or our designee(s)) will have the right, exercisable at any time upon written notice to the Asset Seller, to repurchase from the Asset Seller the Asset Seller Equity Interest for a purchase price valuing the Series at no less than $1,900,000.00.  In the event we exercise this right, the Asset Seller will execute and deliver or cause to be executed and delivered to us such agreements or instruments as we may reasonably request, in order to facilitate such repurchase.

•If the Underlying Asset is sold within 5 years of the Closing, we will use commercially reasonable efforts to include as a condition in the sale agreement relating to such sale that purchaser of the Underlying Asset must lend the Underlying Asset to the Asset Seller for 60 days per calendar year for a 24-month period post-sale.  We will have no further obligation to the Asset Seller once we sell the Underlying Asset.

Location and Loan of Underlying Asset

•Provided that the Asset Seller complies with its covenants, agreements and obligations set forth in the Purchase Option Agreement, we agree to lend the Underlying Asset to the Asset Seller for no less than 305 days per calendar year.  In turn, the Asset Seller may lend such Underlying Asset to the DePace Sports Museum at its principal location in New Jersey (the “Museum”) for display at the Museum, provided that (A) the Asset Seller notify us in advance when the Underlying Asset is so lent to the Museum, (B) such loan arrangement is made pursuant to a written agreement with the Museum on terms and conditions that are satisfactory to us in our sole discretion (including, upon our request, making us a party thereto) and (C) the Museum at all times stores, protects, insures and maintains the Underlying Asset on terms acceptable to us in our sole discretion.  The Asset Seller will enforce against the Museum the terms and conditions of any such written agreement at, and in accordance with, our direction.  The Asset Seller will also enforce for our benefit, and as reasonably directed by us, the Asset Sellers’ rights under such written agreement with the Museum as if we were a party thereto in the Asset Sellers’ place and permit us to enforce any rights arising with respect thereto.  We will retain title to and ownership of the Underlying Asset at all times notwithstanding anything to the contrary in this Purchase Option Agreement.

▪When the Underlying Asset is in the Asset Sellers’ possession, the Asset Seller will store, protect and maintain the Underlying Asset as part of its inventory exercising a standard of care no less than the standard applied in storing, protecting and maintaining the Underlying Asset immediately prior to the date of the Purchase Option Agreement, but, in any event, on no less than a commercially reasonable basis with respect to storing, protecting and maintaining valuable collectible assets of the nature and type of the Underlying Asset.  Further, the Asset Seller will cause the Museum to display, store, protect and maintain the Underlying Asset as part of its collection exercising a standard of care no less than the standard applied in displaying, storing, protecting and maintaining the Underlying Asset immediately prior to the date of the Purchase Option Agreement, but, in any event, on no less than a commercially reasonable basis with respect to displaying, storing, protecting and maintaining valuable collectible assets of the nature and type of the Underlying Asset.

•We will have the right to inspect the Underlying Asset at any time.  The Asset Seller will, and will cause the Museum to, take all actions reasonably requested by us to safeguard, protect and preserve the Underlying Asset.

•In the event the Underlying Asset is lost, stolen, damaged or destroyed or its value is otherwise impaired or diminished at any time when the Underlying Asset is not in our possession in connection with any loan thereof to the Asset Seller or the Museum, the Asset Seller will promptly pay to us an amount equal to the fair market value of the Underlying Asset immediately prior to the date the Underlying Asset was lost, stolen, damaged or destroyed or its value was otherwise impaired or diminished.

Indemnification

•Under the Purchase Option Agreement, the Asset Seller will indemnify and hold harmless RSE Archive, LLC and its affiliates and our and their respective officers, directors, managers, equity holders, employees and agents (collectively, “Purchaser Indemnitees”) from all losses, damages, liabilities, deficiencies, claims, actions, causes of action, demands, lawsuits, arbitrations, inquiries, proceedings, litigations, investigations, taxes, judgments, interest, awards, penalties, fines, assessments, levies, costs or expenses of whatever kind suffered or incurred by any of the Purchaser Indemnitees based upon, arising out of, with respect to, in connection with or by reason of:

oany inaccuracy in or breach of any of the Asset Seller’s representations or warranties contained in the Option Purchase Agreement or in any agreement, certificate or other document delivered by the Asset Seller to us in connection herewith;

oany breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Asset Seller pursuant to the Purchase Option Agreement or any agreement, certificate or other document delivered by the Asset Seller to us in connection herewith;

oany claim by any person or entity for brokerage or finder’s fees or commissions or similar payments;

othe ownership of the Underlying Asset prior to the Closing, including, without limitation, any failure by the Asset Seller to pay, satisfy, discharge, perform or fulfill any debt, liability, obligation, fee of any nature related thereto; and

oany fraud, intentional misrepresentation or willful misconduct by the Asset Seller or any of the Asset Seller’s officers, directors, managers, employees or agents relating to the Purchase Option Agreement.

Details

Series T206 Honus Wagner Card
Sport	Baseball
Professional League	Major League
Team	Pittsburgh Pirates
Player	Honus Wagner
Year / Season	1909-11
Memorabilia Type	Trading Card
Manufacturer	American Tobacco Company
Authentication	SGC
Grade	AUTHENTIC

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series T206 Honus Wagner Card going forward.

Risk Factors Specific to the Series #HONUS

Any investment in our securities involves a high degree of risk. Please consider the following risk factors carefully. If any one or more of the following risks were to occur, it could have a material adverse effect on the Series #HONUS.  Many of the risks faced involve more than one type of risk. Consequently, you should read all of the risk factors below carefully, as well as the risk factors described in our offering statement on Form 1-A, and in any reports we file with the SEC after we file this post-qualification amendment to our offering statement on Form 1-A, before deciding whether to purchase or hold our securities. The occurrence of any of these risks could harm the Underlying Asset, the value of the Series could decrease, and investors could lose part or all of their investment.

The Series #HONUS is subject to certain restrictions on sale, and therefore we may not be able to dispose of the Underlying Asset at the time of our choosing, if at all.

The memorabilia market is affected by many factors, such as general economic conditions, availability of financing, and other factors, including supply and demand, that are beyond our control. We cannot predict when and whether we will be able to sell Series T206 Honus Wagner Card on the terms set forth in the Purchase Option Agreement.  There can be no assurance that we will ever be able to dispose of the Series T206 Honus Wagner Card on the terms set forth in the Purchase Option Agreement.  Therefore, Investors in this Series should assume that we will hold this Underlying Asset indefinitely and that their only potential source of liquidity would be through the Liquidity Platform.

We will share control of the Underlying Asset with the Asset Seller of the Series T206 Honus Wagner Card. We may have conflicts of interest with the Asset Seller who will hold a 52.9% interest in the Series after the Offering and will have possession of the Series T206 Honus Wagner Card for no less than 305 days per year.

While we make all operating decisions for almost all of our Underlying Assets, based on the Purchase Option Agreement, we are required to make decisions jointly with the Asset Seller who will hold a 52.9% interest in the Series.  In addition, we have agreed to lend the Underlying Asset to the Asset Seller for no less than 305 days per calendar year.  These requirements may otherwise conflict with our interests.  For example, these requirements might limit our ability to use the Series T206 Honus Wagner Card in connection with certain Membership Experience Programs, as compared to other Underlying Assets.

In addition, various restrictive provisions and consent rights to certain transactions apply to the sale or transfer of the Underlying Asset.  These restrictive provisions may preclude us from achieving full value of this Underlying Asset because of our inability to obtain the necessary consent to sell or transfer the Series T206 Honus Wagner Card.

Since the Series T206 Honus Wagner Card will not be in our possession and control for 305 or more days per year our insurance may not cover or be adequate to offset costs associated with certain events, claims and litigation, and there can be no assurance that insurance coverage will continue to be available in the future on reasonable terms.

We maintain insurance against certain, but not all, hazards that could arise or impact the value of an Underlying Asset. We maintain such insurance policies with insurers in amounts and with coverage and deductibles as our Asset Manager believes are reasonable and prudent. However, we cannot assure you that our existing insurance coverage will be adequate to protect us from all material expenses related to potential future claims for personal and property damage that may occur while the Asset Seller is in possession of the Underlying Asset or while the Underlying Asset is in transit to the Asset Seller or that such existing insurance coverage will be available in the future at economical prices. The occurrence of an event that is not insured or not fully insured could have a material adverse effect on the value of Underlying Asset and/or the Series. In particular, as we are still assessing our exposure related to events, claims and litigation, there can be no assurance that our insurance will cover any or all costs associated with such potential incidents, which could have a material adverse effect on value of the Underlying Asset and/or the Series.

DESCRIPTION OF THE BUSINESS

Overview

The Memorabilia Assets market, a global, multi-billion-dollar industry, is characterized by: (i) a very small number of collectors who have the financial means to acquire, enjoy and derive financial gains from the highest quality and value Memorabilia Assets, and (ii) a very large number of Asset Class enthusiasts who have equivalent knowledge and passion for the assets, but no current mechanism to benefit financially from or enjoy certain benefits of ownership of the Asset Class in the highest value segment. This dichotomy and the disproportionate access to the upper-end of the market have resulted in the creation of significant latent demand from the enthusiast community to participate more meaningfully in an asset class that, to date, they have passively watched deliver returns to a select group of individual collectors.

The Company’s mission is to leverage technology and design, modern business models influenced by the sharing economy, and advancements in the financial regulatory environment to democratize the Asset Class. The Company aims to provide enthusiasts with access to the market by enabling them to create a diversified portfolio of equity interests in the highest quality Memorabilia Assets through a seamless investment experience through the Platform. As well, Investors will have the opportunity to participate in a unique collective ownership experience, including museum/retail locations and social events, as part of the Membership Experience Programs. The objective is to use revenue generated from these Membership Experience Programs to fund the highest caliber of care for the Underlying Assets in the collection, which we expect ultimately to be offset by meaningful economies of scale in the form of lower costs for collection level insurance, maintenance contracts and storage facilities, and to generate Free Cash Flow distributions to equity Investors in the Underlying Assets.  The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the Series.

Collectors and dealers interested in selling their Underlying Assets will benefit from greater liquidity, significantly lower transaction costs and overhead, and a higher degree of transparency as compared to traditional methods of transacting the Underlying Assets. Auction and consignment models may include upwards of ~20% of asset value in transaction costs, as well as meaningful overhead in terms of asset preparation, shipping and marketing costs, and time value. The Company thus aims to align the interests of buyers and sellers, while opening up the market to a significantly larger number of participants than was previously possible, thereby driving market appropriate valuations and greater liquidity.

Business of the Company

The Interests represent an investment in a particular Series and thus indirectly the Underlying Asset and do not represent an investment in the Company or the Manager generally.  We do not anticipate that any Series will own any assets other than the Underlying Asset associated with such Series.  However, we expect that the operations of the Company, including the issuance of additional Series of Interests and their acquisition of additional assets, will benefit Investors by enabling each Series to benefit from economies of scale and by allowing Investors to enjoy the Company’s Underlying Asset collection at the Membership Experience Programs.

We anticipate that the Company’s core competency will be the identification, acquisition, marketing and management of Memorabilia Assets for the benefit of the Investors. In addition, through the use the Platform, the Company aspires to offer innovative digital products that support a seamless, transparent and unassuming investment process as well as unique and enjoyable experiences that enhance the utility value of investing in passion assets. The Company, with the support of the Manager and its affiliates and through the use of the Platform, aims to provide:

(i)Investors with access to highest quality Memorabilia Assets for investment, portfolio diversification and secondary market liquidity for their Interests, through the Liquidity Platform, or otherwise, although there can be no guarantee that a secondary market will ever develop, through the Liquidity Platform, or otherwise, or that appropriate registrations to permit such secondary trading will ever be obtained.

(ii)Asset Sellers with greater market transparency and insights, lower transaction costs, increased liquidity, a seamless and convenient sale process, portfolio diversification and the ability to retain minority equity positions in assets via the retention of equity interests in Offerings conducted through the Platform.

(iii) All Platform users with a premium, highly curated, engaging Memorabilia Asset media experience, including “fantasy collecting” features. The investable assets on the Platform will be supplemented with “private” assets, which will be used to generate conversation, support the “fantasy collecting” component of the Platform and enable users to share personal sentiment on all types of assets.

(iv)All Platform users and others with opportunities to engage with the Underlying Assets in the Company’s collection through a diverse set of tangible interactions with assets on the Platform and unique collective ownership experiences (together, the “Membership Experience Programs”) such as:

•Visit & interact at Rally Rd.™ Museums (i.e., Open HQ, warehouse visits, pop-up shops with partner businesses, or “tents” at major auctions/events where users can view the Underlying Assets in person and interact with each other in a social environment);

•Asset sponsorship models (e.g. corporate sponsors or individuals pay for assets to appear in movies, commercials or at events); and

•Other asset-related products (e.g., merchandise, social networking, communities).

A core principle of Memorabilia Asset collecting is the enjoyment of the assets. As such, the ultimate goal of the Membership Experience Programs will be to operate the asset profitably (i.e., generate revenues in excess of Operating Expenses at the Membership Experience Programs within mandated usage guidelines) while maintaining exemplary maintenance standards to support the potential generation of financial returns for Investors in each Series. The Membership Experience Programs, with appropriate controls and incentives, and active monitoring by the Manager and the Asset Manager, should enable a highly differentiated and enjoyable shared collecting experience while providing for premium care for assets in the Company’s collection. To the extent the Manager and the Asset Manager considers it beneficial to Investors, we plan to include all the Underlying Assets, in the sole discretion of the Manager, in the Membership Experience Programs.

Our objective is to become the leading marketplace for investing in collector quality Memorabilia Assets and, through the Platform, to provide Investors with financial returns commensurate with returns in the Asset Class, to enable deeper and more meaningful participation by Memorabilia Asset enthusiasts in the hobby, to provide experiential and social benefits comparable to those of a world-class Memorabilia Asset collector, and to manage the collection in a manner that provides exemplary care to the assets and offers potential returns for Investors.

Competition

Although the Company’s business model is unique in the memorabilia and collectibles industry, there is potentially significant competition for the Underlying Assets, which the Company securitizes through its offerings, from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as memorabilia and collectibles dealers and auction houses continue to play an increasing role.

Most of our current and potential competitors in the memorabilia and collectibles industry, such as dealers and auction houses, have significantly greater financial, marketing and other resources than we do and may be able to devote greater resources sourcing the Underlying Assets that the Company competes for. In addition, almost all of these competitors, in particular the auction houses, have longer operating histories and greater name recognition than we do and are focused on a more established business model.

There are also start-up models around shared ownership of memorabilia and collectibles, developing in the industry, which will result in additional competition for Underlying Assets, but so far none of these models seek to securitize ownership through the regulated securities market.

With the continued increase in popularity of the memorabilia and collectibles market, we expect competition for the Underlying Assets to intensify in future. Increased competition may lead to increased memorabilia and collectibles prices, which will reduce the potential value appreciation that Interest Holders may be able to achieve by owning Interests in the Company’s Offerings and will decreased the number of high-quality assets the Company can securitize through the Platform.

In addition, there are companies that are developing crowd funding models for other alternative asset classes such as race horses, art or wine, who may decide to enter the memorabilia and collectibles as well.

Customers

We target the broader U.S. memorabilia and collectibles enthusiast and the 83.1 million U.S. millennial market (based on 2015 figures by the U.S. Census Bureau) as our key customer bases. The customers of the Company are the Investors in each Series that has closed an Offering. As of the date of this filing, the Company has not closed any Offerings.

Manager

The Operating Agreement designates the Manager as the managing member of the Company.  The Manager will generally not be entitled to vote on matters submitted to the Interest Holders.  The Manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager.

The Operating Agreement further provides that the Manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any Series of Interests or any of the Interest Holders and will not be subject to any different standards imposed by the Operating Agreement, the LLC Act or under any other law, rule or regulation or in equity.  In addition, the Operating Agreement provides that the Manager will not have any duty (including any fiduciary duty) to the Company, any Series or any of the Interest Holders.

In the event the Manager resigns as managing member of the Company, the holders of a majority of all Interests of the Company may elect a successor managing member.  Holders of Interests in each Series of the Company have the right to remove the Manager as manager of the Company, by a vote of two-thirds of the holders of all Interests in each Series of the Company (excluding the Manager), in the event the Manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a Series of Interests or the Company. If so convicted, the Manager shall call a meeting of all of the holders of every Series of Interests within 30 calendar days of such non-appealable judgment at which the holders may vote to remove the Manager as manager of the Company and each Series.  If the Manager fails to call such a meeting, any Interest Holder will have the authority to call such a meeting.  In the event of its removal, the Manager shall be entitled to receive all amounts that have accrued and are due and payable to it. If the holders vote to terminate and dissolve the Company (and therefore the Series), the liquidation provisions of the Operating Agreement shall apply (as described in “Description of the Interests Offered – Liquidation Rights”). In the event the Manager is removed as manager of the Company, it shall also immediately cease to be manager of any Series.

See “Management” for additional information regarding the Manager.

Advisory Board

The Manager has assembled an Advisory Board to assist the Manager in identifying and acquiring the Underlying Assets, to assist the Asset Manager in managing the Underlying Assets and to advise the Manager and certain other matters associated with the business of the Company and the various Series of Interests.

The members of the Advisory Board are not managers or officers of the Company or any Series and do not have any fiduciary or other duties to the Interest Holders of any Series.

Operating Expenses

Operating Expenses are allocated to each Series based on the Companies allocation policy (see “Allocation of Expenses” below). Each Series is only responsible for the Operating Expenses associated with such Series, as determined by the Manager in accordance with the allocation policy, and not the Operating Expenses related to any other Series. Upon the Closing of an Offering for a Series, the Series will be responsible for the following costs and expenses attributable to the activities of the Company related to the Series:

(i)any and all ongoing fees, costs and expenses incurred in connection with the management of the Underlying Asset related to a Series, including import taxes, income taxes, annual registration fees, transportation (other than transportation costs described in Acquisition Expenses), storage (including its allocable portion of property rental fees should the Manager decide to rent a property to store a number of Underlying Assets), security, valuation, custodianship, marketing, maintenance, refurbishment, presentation, perfection of title and utilization of an Underlying Asset;

(ii)fees, costs and expenses incurred in connection with preparing any reports and accounts of a Series of Interests, including any blue-sky filings required in certain states and any annual audit of the accounts of such Series of Interests (if applicable);

(iii)fees, costs and expenses of a third-party registrar and transfer agent appointed in connection with a Series of Interests;

(iv)fees, costs and expenses incurred in connection with making any tax filings on behalf of the Series of Interests;

(v)any indemnification payments;

(vi)any and all insurance premiums or expenses incurred in connection with the Underlying Asset, including insurance required for utilization at and transportation of the Underlying Asset to events under Membership Experience Programs (excluding any insurance taken out by a corporate sponsor or individual paying to showcase an asset at an event but including, if obtained, directors and officers insurance of the directors and officers of the Manager or the Asset Manager); and

(vii)any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

The Manager and the Asset Manager have agreed to pay and not be reimbursed for Operating Expenses incurred prior to the Closing of any of the Series detailed in the Master Series Table. The Manager and the Asset Manager each will bear their own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the Underlying Asset), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Underlying Assets).

If the Operating Expenses for a particular Series exceed the amount of revenues generated from the Underlying Asset of such Series and cannot be covered by any Operating Expense reserves on the balance sheet of the Series, the Manager or the Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series, on which the Manager or the Asset Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the Underlying Asset related to such Series (an “Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in the Series in order to cover such additional amounts.

Indemnification of the Manager and its affiliates

The Operating Agreement provides that none of the Manager, or its affiliates, the Asset Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, members of the Advisory Board, nor persons acting at the request of the Company in certain capacities with respect to other entities (collectively, the “Indemnified Parties”) will be liable to the Company, any Series or any Interest Holders for any act or omission taken by the Indemnified Parties in connection with the business of the Company or any Series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each Series will indemnify the Indemnified Parties out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Indemnified Parties with respect to the Company or the applicable Series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Description of the Asset Management Agreement

Each Series has entered or intends to enter into a separate asset management agreement with the Asset Manager. The Series referenced in the Master Series Table, will each appoint the Asset Manager to manage the respective Underlying Assets pursuant to the Asset Management Agreement. The services provided by the Asset Manager will include:

-Together with members of the Advisory Board, creating the asset maintenance policies for the collection of assets;

-Investigating, selecting, and, on behalf of the applicable Series, engaging and conducting business with such persons as the Asset Manager deems necessary to ensure the proper performance of its obligations under the Asset Management Agreement, including but not limited to consultants, insurers, insurance agents, maintenance providers, storage providers and transportation providers and any and all persons acting in any other capacity deemed by the Asset Manager necessary or desirable for the performance of any of the services under the Asset Management Agreement; and

-Developing standards for the transportation and care of the Underlying Assets.

The Asset Management Agreement entered with each Series will terminate on the earlier of: (i) one year after the date on which the relevant Underlying Asset related to a Series has been liquidated and the obligations connected to the Underlying Asset (including, contingent obligations) have been terminated, (ii) the removal of the Manager as managing member of the Company (and thus all Series of Interests), (iii) upon notice by one party to the other party of a party’s material breach of the Asset Management Agreement, or (iv) such other date as agreed between the parties to the Asset Management Agreement.

Each Series will indemnify the Asset Manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Asset Manager under the Asset Management Agreement with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Management Fee

As consideration for managing each Underlying Asset, the Asset Manager will be paid a semi-annual Management Fee pursuant to the Asset Management Agreement, equal to up to 50% of any available Free Cash Flow generated by a Series for such six-month period.  The Management Fee will only become payable if there are sufficient proceeds to distribute Free Cash Flow to the Interest Holders.

Asset Selection

The Company targets a broad spectrum of assets globally in order to cater to a wide variety of tastes and investment strategies across the Asset Class. We intend to acquire assets from across all sub-categories of the Asset Class, but with particular focus on items with broad appeal and significance. For example, in sports memorabilia, this would include objects related to high profile players or memorable teams. We will pursue acquisitions opportunistically on a global basis whenever we can leverage our industry specific knowledge or relationships to bring compelling investment opportunities to Investors. It is our objective to acquire only the highest caliber assets, although we may opportunistically choose to acquire assets of lesser qualities from time to time if we consider these to be prudent investments for the Investors on the Platform, and to appropriately maintain, monitor and manage the collection to support its continued value appreciation and to enable respectful enjoyment by the Investors. We maintain an ongoing list of investment opportunities across the various asset categories we track, including:

(i) Tier 1: comprehensive lists of items in each major sub-category of the Asset Class that fit within the broad asset categories described above. Tier 1 assets provide a breadth of content for the Platform and are viewed as assets for general consideration.

(ii) Tier 2: narrow lists of marquee assets that define each investment category as a whole within the collector and investor community. In addition to being prudent investments, Tier 2 assets will also play a key role in promoting the Platform because of their high consumer recognition factor.

(iii) Tier 3: target acquisition lists of assets that the Manager and Advisory Board believe would offer the greatest return on investment potential to Investors across various makes, models and vintages.

(iv) Tier 4: current acquisition lists of assets where the Manager and the Company are proactively searching for particular examples to present as opportunities for investment on the Platform.  Tier 4 lists include what we believe to be the most desirable and actionable assets in the Asset Class at any time.

We anticipate that our Advisory Board will assist in the identification of Underlying Assets and in finding and identifying storage, maintenance specialists and other related service providers. This will give the Company access to the highest quality assets and balanced information and decision making from information collected across a diverse set of constituents in the Asset Class, as well as a network of partners to ensure the highest standards of care for the Underlying Assets.

Our asset selection criteria were established by the Manager in consultation with the Asset Manager and  members of the Company’s Advisory Board and are continually influenced by Investor demand and current industry trends. The criteria are subject to change from time to time in the sole discretion of the Manager. Although we cannot guarantee positive investment returns on the Underlying Assets we acquire, we endeavor to select assets that are projected to generate positive return on investment, primarily based upon the asset’s value appreciation potential as well as the potential for the Company to effectively monetize the asset through its Membership Experience Programs. The Manager, with guidance from the Asset Manager and members of the Company’s Advisory Board, will endeavor to only select assets with known ownership history, certificates of authenticity, and highest possible quality grades, to the extent that such metrics exist in a particular sub-sector (e.g. trading cards) and other related records.  The Manager, with guidance from the Asset Manager and members of the Company’s Advisory Board, also considers the condition of the assets, historical significance, ownership history and provenance, the historical valuation of the specific asset or comparable assets and our ability to relocate the asset to offer tangible experiences to Investors and members of the Platform.  From time to time the Manager, in consultation with our expert network, the Asset Manager and members of the Company’s and Advisory Board, will decide to refurbish assets either prior to designating a Series of Interests associated with such Underlying Asset on the Platform or as part of an Underlying Asset’s ongoing maintenance schedule. Any refurbishment will only be performed if it is deemed to be accretive to the value of the Underlying Asset. The Manager, with guidance from the Asset Manager and members of the Company’s Advisory Board, will review asset selection criteria at least annually. The Manager, in consultation with the Asset Manager, will seek approval from the Advisory Board for any major deviations from these criteria.

Through the Company’s network, the Asset Manager and Advisory Board, we believe that we will be able to identify and acquire Underlying Assets of the highest quality and known provenance, as well as examples of potential “future classics,” and obtain proprietary access to limited production runs, with the intent of driving returns for Investors in the Series of Interests that owns the applicable asset. Concurrently, through the Platform, we aim to bring together a significantly larger number of potential buyers with Asset Sellers than traditional auction houses or dealers are able to achieve. Through this process, we believe we can source and syndicate Underlying Assets more efficiently than the traditional method in the Asset Class and with significantly lower transaction and holding costs.

Asset Acquisition

The Company plans to acquire Underlying Asset through various methods:

1)Upfront purchase – the Company acquires an Underlying Asset from an Asset Seller prior to the launch of offering related to the Series

2)Purchase agreement – the Company enters into an agreement with an Asset Seller to acquire an Underlying Asset, which may expire prior to the closing of the offering for the related Series, in which case the Company is obligated to acquire the Underlying Asset prior to the closing

3)Purchase option agreement – the Company enters into a purchase option agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset

In the case where an Underlying Asset is acquired prior to the launch or closing, as the case may be, of the offering process for the related Series, the proceeds from the associated offering, net of any Brokerage Fee, Offering

Expenses or other Acquisition Expenses or Sourcing Fee, will be used to reimburse the Company for the acquisition of the Underlying Asset or repay any loans made to the Company, plus applicable interest, to acquire such Underlying Asset.

In the case where, rather than pre-purchasing an Underlying Asset before the Closing of an Offering, the Company may also negotiate with Asset Sellers for the exclusive right to market, an Underlying Asset on the Platform to Investors for a period of time (the “Exclusivity Period”). The Company plans to achieve this by pre-negotiating a purchase price (or desired amount of liquidity) and entering into an asset purchase agreement or a purchase option agreement with an Asset Seller for an Underlying Asset, which would close simultaneously upon the closing of the offering of Interests in the Series associated with that Underlying Asset. Then, upon Closing a successful Offering, the Asset Seller would be compensated with a combination of cash proceeds from the offering and, if elected, equity ownership in the Series associated with the Underlying Asset (as negotiated in the agreement for such Underlying Asset).

In some cases, an Asset Seller may retain partial ownership of an Underlying Asset and hold membership interests in the applicable Series representing its pro rata ownership of the Underlying Asset. For example, the Asset Seller will retain a 52.9% equity interest in the Underlying Asset for the Series #HONUS. See the “Description of Series T206 Honus Wagner Card” section for further details.

Additional details on the acquisition method for each Underlying Asset can be found in the Master Series Table and in the “Use of Proceeds” section for each respective Series.

Asset Liquidity

The Company intends to hold and manage all of the assets marketed on the Platform indefinitely. Liquidity for Investors would be obtained by transferring their Interests in a Series, through the Liquidity Platform (see “Liquidity Platform” below for additional information), or otherwise, although there can be no guarantee that a secondary market for any Series of Interests will develop or that appropriate registrations to permit secondary trading, as the case may be, will ever be obtained. However, should an offer to liquidate an Underlying Asset materialize and be in the best interest of the Investors, as determined by the Manager, the Manager, with guidance from the Advisory Board will consider the merits of such offers on a case-by-case basis and potentially sell the asset. Furthermore, should an Underlying Asset become obsolete (e.g., due to lack Investor demand for its Interests) or suffer from a catastrophic event, the Manager may choose to sell the asset.  As a result of a sale under any circumstances, the Manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the asset’s insurance contract) to the Interest Holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation, on the Underlying Asset or of the Series at that time). In some cases, the Company’s ability to liquidate an Underlying Asset may be subject to certain restrictions or limitations on sale as set forth in the applicable purchase agreement or purchase option agreement.

Liquidity Platform

Overview

The Manager intends to enter into an arrangement with a registered broker-dealer that, subject to restrictions under state and federal securities laws and the transfer restrictions listed in the Operating Agreement (see “Description Of Interests Offered – Transfer Restrictions” section for additional details), facilitates the transfer of Interests issued by the Company.  The facilitation of the transfer of Interests would be accomplished sporadically through an auction process for isolated non-issuer transactions (the “Trading Window”) and execution of the transfer would be effected exclusively through the registered broker-dealer. The Asset Manager operates the Platform, through which Investors would submit their indications of interests to transfer or purchase Interests, to be executed by the registered broker-dealer. The following anticipated process is subject to change.

1)Frequency of facilitation: Under the Company’s documentation, there is a lock-up period of no less than 90 days after the closing of the initial offering for the Interests of any Series. No Interests may be transferred before the expiration of the lock-up period. Upon expiration of the lock-up period, it is anticipated that a Trading Window may open for a particular Series of Interest no more than once every 30 to 90 days. The duration of the Trading Window is generally expected to be from 9:00a.m. EST to 4:30p.m. EST and each Trading Window is expected to remain open for one or two days during these hours. However, the Asset Manager, in its capacity as operator of the Platform, may change that frequency and duration.

2)Indication of interest submission and aggregation: During the hours of the Trading Window for a particular Series of Interest, indications of interest to transfer or purchase Interests may be submitted by Investors who have opened a brokerage account with the Custodian, upon the signing of the anticipated Custody Agreement. Throughout the Trading Window, all indications of interest would be aggregated through the Platform with respect to the Interests in a particular Series and, at the end of the Trading Window, the market-clearing price at which the maximum number of Interests of a given Series would be transacted during that particular Trading Window would be determined (e.g., the price at which the maximum number of indications of interest to transfer and purchase overlap), to the extent such transfer is permitted by applicable law and the transfer restrictions detailed in the Operating Agreement.

3)Indication of interest execution: After the end of the Trading Window, each Investor that has a qualifying match would be notified through the Platform and would be required to affirmatively confirm their desire to transact in their discretion at the market-clearing price. Upon confirmation by the Investor, the registered broker-dealer would clear and close any transactions during a fixed period of time after the end of the Trading Window. Once executed, the appropriate information would be submitted back to the Platform by the registered broker-dealer and reflected in each Investor’s account on the Platform.

User Interface and Role of the Platform

For the purposes of the Trading Window described above (see “—Overview”), the Platform would serve as the user interface through which Investors submit indications of interest to transfer or purchase Interests in Series of the Company.

For the avoidance of doubt, all activity related to execution of transfers or purchases of Interests on the Liquidity Platform would be originated by the Investor and neither the Company, the Manager nor the Asset Manager would be acting as a broker or dealer, and none of them would make any recommendation as to the purchase or sale of any Interests. In addition, the registered broker-dealer would not make any recommendation as to the purchase or sale of any Interests. Neither the Company nor the Managing Member would ever have custody of the Investor’s membership interests, cash or other property, and all transfers of cash or securities would be performed by the registered broker-dealer or another appropriately licensed third party, at the direction of the Investor, upon closing of a Trading Window.

The Platform would merely be acting as a user interface to deliver and display information to Investors and the registered broker-dealer. Neither the Company, the Manager nor the Asset Manager would receive any compensation for its role in the procedures outlined above, unless and until one of the affiliates of the Manager registers as a broker-dealer.  As described in “Potential Conflicts of Interest – Conflicting Interests of the Manager, the Asset Manager and the Investors,” the Manager or one of its affiliates in the future may register as a broker-dealer under state and federal securities laws, at which time it may charge fees in respect of the resale of Interests during Trading Windows on the Platform or otherwise.

Facilities

The Manager intends to operate the Company and manage the collection in a manner that will focus on the ongoing security of all Underlying Assets. The Manager currently stores the Underlying Assets, along with other assets, in a professional facility and in accordance with standards commonly expected when managing Memorabilia Assets of equivalent value and always as recommended by the Advisory Board.

The Company currently leases space in a facility in New Castle, Delaware for the purposes of storing the Underlying Assets in a highly controlled environment other than when some or all of the Underlying Assets are used in Membership Experience Programs or are otherwise being utilized for marketing or similar purposes. The facility the Company is using, fulfills the following criteria:

-Fully secured card access system with 24-hour monitoring;

-24-hour surveillance;

-UV-filtered lighting with maximum 11 foot-candle exposure (similar to light at dusk);

-Temperature controlled to 68° (+/- 2°F tolerance);

-State of the art fire protection including fully covered nitrogen pre-action sprinkler systems.

From time to time various Underlying Assets may be held in third-party facilities, such as the Underlying Asset of the Series #HONUS, which will be showcased in the DePace Sports Museum at its principal location in New Jersey. In such cases, the Asset Manager endeavors to ensure that the Underlying Assets are stored with the appropriate care and insurance as would be the case if they were held in the facility in which the Company leases space, unless otherwise specified in the description for an Underlying Asset. See the “Description of Series T206 Honus Wagner Card” section for further details.

Each of the Underlying Assets in the collection will be inspected on a regular basis according to the inspection schedule defined for each Underlying Asset by the Asset Manager in conjunction with members of the Advisory Board.

The Manager and the Asset Manager are located at 250 Lafayette Street, 3rd Floor, New York, NY 10012 and the Asset Manager presently has twenty full-time employees and five part-time contractors.  Neither the Manager nor the Company has any employees.

Legal Proceedings

None of the Company, any Series, the Manager, the Asset Manager or any director or executive officer of the Manager or Asset Manager is presently subject to any material legal proceedings.

Allocation of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from Underlying Assets and any indemnification payments made by the Company will be allocated amongst the various Series in accordance with the Manager’s allocation policy, a copy of which is available to Investors upon written request to the Manager. The allocation policy requires the Manager to allocate items that are allocable to a specific Series to be borne by, or distributed to (as applicable), the applicable Series of Interests.  If, however, an item is not allocable to a specific Series but to the Company in general, it will be allocated pro rata based on the value of Underlying Assets or the number of Underlying Assets, as reasonably determined by the Manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific Underlying Asset)
Revenue	Membership Experience Programs	Allocable pro rata to the value of each Underlying Asset
	Asset sponsorship models	Allocable pro rata to the value of each Underlying Asset
Offering Expenses	Filing expenses related to submission of regulatory paperwork for a Series	Allocable pro rata to the number of Underlying Assets
	Legal expenses related to the submission of regulatory paperwork for a Series	Allocable pro rata to the number of Underlying Assets
	Audit and accounting work related to the regulatory paperwork or a Series	Allocable pro rata to the number of Underlying Assets
	Escrow agent fees for the administration of escrow accounts related to the offering	Allocable pro rata to the number of underlying assets
	Compliance work including diligence related to the preparation of a Series	Allocable pro rata to the number of Underlying Assets
	Bank transfer and other bank account related fees	Allocable to each Underlying Asset
	Transfer to and custody of Interests into Brokerage accounts	Estimated to be 0.75% of gross proceeds of offering (to be finalized upon signing of Custody Agreement)
Acquisition Expense	Transportation of Underlying Asset as at time of acquisition	Allocable pro rata to the number of Underlying Assets
	Insurance for transportation of Underlying Asset as at time of acquisition	Allocable pro rata to the value of each Underlying Asset
	Preparation of marketing materials	Allocable pro rata to the number of Underlying Assets
	Document fee	Allocable directly to the applicable Underlying Asset
	Authenticity and verification check	Allocable directly to the applicable Underlying Asset
	Identification Fee	Allocable directly to the applicable Underlying Asset
	Restoration and maintenance	Allocable directly to the applicable Underlying Asset

Interest / purchase option expense in the case (i) an Underlying Asset was pre-purchased by the Company through a loan or (ii) the Company obtained a purchase option to acquire an Underlying Asset, prior to the closing of an offering

Allocable directly to the applicable Underlying Asset

Operating Expenses	Storage	Allocable pro rata to the number of Underlying Assets
	Security (e.g., surveillance and patrols)	Allocable pro rata to the number of Underlying Assets
	Custodial fees	Allocable pro rata to the number of Underlying Assets
	Appraisal and valuation fees	Allocable pro rata to the number of Underlying Assets
	Marketing expenses in connection with Membership Experience Programs	Allocable pro rata to the value of each Underlying Asset
	Insurance	Allocable pro rata to the value of each Underlying Asset
	Maintenance	Allocable directly to the applicable Underlying Asset
	Transportation to Membership Experience Programs	Allocable pro rata to the number of Underlying Assets
	Ongoing reporting requirements (e.g. Reg A+ or Securities Act reporting)	Allocable pro rata to the number of Underlying Assets
	Audit, accounting bookkeeping and legal related to the reporting requirements of the Series	Allocable pro rata to the number of Underlying Assets
	Other Membership Experience Programs related expenses (e.g., venue hire, catering, facility management, film and photography crew)	Allocable pro rata to the value of each Underlying Asset
Indemnification Payments	Indemnification payments under the Operating Agreement	Allocable pro rata to the value of each Underlying Asset

Notwithstanding the foregoing, the Manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to the Investors.

MANAGEMENT

Manager

The Manager of the Company will be RSE Archive Manager, LLC, a Delaware limited liability company formed on March 27, 2019.

The Company operates under the direction of the Manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy.  The Asset Manager, the sole member of the Manager, has established a Board of Directors that will make decisions with respect to all asset acquisitions, dispositions and maintenance schedules, with guidance from the Advisory Board.  The Manager and the officers and directors of the Asset Manager are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.  The Manager is responsible for determining maintenance required in order to maintain or improve the asset’s quality, determining how to monetize the Underlying Assets at Membership Experience Programs in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of a Series.

The Company will follow guidelines adopted by the Manager and implement policies set forth in the Operating Agreement unless otherwise modified by the Manager.  The Manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled.  The Manager may change our objectives at any time without approval of Interest Holders.  The Manager itself has no track record and is relying on the experience of the individual officers, directors and advisors of the Asset Manager. The Asset Manager is also the manager and asset manager for RSE Collection, LLC, another series limited liability company with a similar business in the collectible automobile asset class, which commenced principal operations in 2017. While the Asset Manager thus has some similar management experience, its experience is limited, and it has no experience selecting or managing assets in the Asset Class.

The Manager performs its duties and responsibilities pursuant to our Operating Agreement.  The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our Interest Holders.  Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Responsibilities of the Manager

The responsibilities of the Manager include:

Asset Sourcing and Disposition Services:

-Together with guidance from the Advisory Board, define and oversee the overall Underlying Asset sourcing and disposition strategy;

Services in Connection with an Offering:

-Create and manage all Series of Interests for offerings related to Underlying Assets on the Platform;

-Develop offering materials, including the determination of specific terms and structure and description of the Underlying Assets;

-Create and submit all necessary regulatory filings including, but not limited to, Commission filings and financial audits and related coordination with advisors;

-Prepare all marketing materials related to offerings;

-Together with the broker of record, coordinate the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;

-Create and implement various technology services, transactional services, and electronic communications related to any offerings;

-All other necessary offering related services, which may be contracted out;

Asset Monetization Services:

-Together with advice from the Asset Manager, create and manage all Membership Experience Programs and determine participation in such programs by any Underlying Assets;

-Together with advice from the Asset Manager, Evaluate and enter into service provider contracts related to the operation of Membership Experience Programs;

-Allocate revenues and costs related to Membership Experience Programs to the appropriate Series in accordance with our allocation policy;

-Approve potential joint ventures, limited partnerships and other such relationships with third parties related to asset monetization and Membership Experience Programs;

Interest Holder Relationship Services:

-Provide any appropriate updates related to Underlying Assets or offerings electronically or through the Platform;

-Manage communications with Interest Holders, including answering e-mails, preparing and sending written and electronic reports and other communications;

-Establish technology infrastructure to assist in providing Interest Holder support and services;

-Determine our distribution policy and determine amounts of and authorize Free Cash Flow distributions from time to time;

-Maintain Free Cash Flow funds in deposit accounts or investment accounts for the benefit of a Series;

Administrative Services:

-Manage and perform the various administrative functions necessary for our day-to-day operations;

-Provide financial and operational planning services and collection management functions including determination, administration and servicing of any Operating Expenses Reimbursement Obligation made to the Company or any Series by the Manager or the Asset Manager to cover any Operating Expense shortfalls;

-Administer the potential issuance of additional Interests to cover any potential Operating Expense shortfalls;

-Maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the Commission and any other regulatory agency, including annual and semi-annual financial statements;

-Maintain all appropriate books and records for the Company and all the Series of Interests;

-Obtain and update market research and economic and statistical data in the Underlying Assets and the general Asset Class;

-Oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

-Supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

-Provide all necessary cash management services;

-Manage and coordinate with the transfer agent, custodian or broker-dealer, if any, the process of making distributions and payments to Interest Holders or the transfer or re-sale of securities as may be permitted by law;

-Evaluate and obtain adequate insurance coverage for the Underlying Assets based upon risk management determinations;

-Track the overall regulatory environment affecting the Company, as well as managing compliance with regulatory matters;

-Evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

-Oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Responsibilities of the Asset Manager

The responsibilities of the Asset Manager include:

Asset Sourcing and Disposition Services:

- Manage the Company’s asset sourcing activities including, creating the asset acquisition policy, organizing and evaluating due diligence for specific asset acquisition opportunities, verifying authenticity and condition of specific assets, and structuring partnerships with collectors, brokers and dealers who may provide opportunities to source quality assets;

-Negotiate and structure the terms and conditions of acquisitions of or purchase option agreements or purchase agreements for Underlying Assets with Asset Sellers;

-Evaluate any potential asset takeover offers from third parties, which may result in asset dispositions, sales or other liquidity transactions;

-Structure and negotiate the terms and conditions of transactions pursuant to which Underlying Assets may be sold or otherwise disposed.

Asset Management and Maintenance Services with Respect to the Underlying Assets:

-Develop a maintenance schedule and standards of care in consultation with the Advisory Board and oversee compliance with such maintenance schedule and standards of care;

-Purchase and maintain insurance coverage for Underlying Assets;

-Engage third party independent contractors for the care, custody, maintenance and management of the Underlying Assets;

-Deliver invoices to the managing member of the Company for the payment of all fees and expenses incurred in connection with the maintenance and operation and ensure delivery of payments to third parties for any such services; and

-Generally, perform any other act necessary to carry out all asset management and maintenance obligations.

Executive Officers, Directors and Key Employees of the Manager

The following individuals constitute the Board of Directors, executive management and significant employees of the Asset Manager, the sole member of the Manager:

Name	Age	Position	Term of Office (Beginning)
Christopher J. Bruno	39	Chief Executive Officer, Director	05/2016
Robert A. Petrozzo	36	Chief Product Officer	06/2016
Maximilian F. Niederste-Ostholt	39	Chief Financial Officer	08/2016
Vincent DiDonato	42	Chief Technology Officer	10/2019
Greg Bettinelli	47	Director	07/2018
Joshua Silberstein	43	Director	10/2016
Arun Sundararajan	48	Director	10/2016

Background of Officers and Directors of the Manager

The following is a brief summary of the background of each director and executive officer of the Manager:

Christopher J. Bruno, Chief Executive Officer

Chris is a serial entrepreneur who has developed several online platform businesses. In 2013, Chris co-founded Network of One, a data-driven content investment platform focused on the YouTube market where he worked until 2016.  Prior to Network of One, Chris co-founded Healthguru, a leading health information video platform on the web (acquired by Propel Media, Inc., OTC BB: PROM) where he worked from 2005 to 2013.

Chris began his career working in venture capital at Village Ventures where he invested in early-stage companies across the online media, telecommunications, software, medical devices, consumer products and e-commerce industries. Chris worked at Village Ventures from 2002 to 2005.

From 2004 to 2005, Chris also worked as an analyst directly for the management team of Everyday Health (NYSE: EVDY) during its growth phase.

Chris graduated magna cum laude with Honors from Williams College with a degree in Economics and received his MBA, beta gamma sigma, from the NYU Stern School of Business with a specialization in Finance and Entrepreneurship.

Robert A. Petrozzo, Chief Product Officer

Rob is a designer and creative thinker who has led the development of multiple award-winning technology platforms in both the software and hardware arenas.  For the past decade, he has specialized in the product design space having created authoring components, architected the front-end of distribution platforms, and designed interactive content platforms for both consumers & enterprises. Immediately prior to joining the Asset Manager, he led the UX & UI effort at computer vision & robotics startup KeyMe, building interactive products from the ground up and deploying both mobile & kiosk-based software nationwide.  Rob worked at KeyMe from 2014 to 2016.

His previous roles include internal software design for Ares Management (2013 to 2014), and Creative Director at ScrollMotion (2010 to 2013), where he led a team of content creators and product developers to release a fully integrated authoring tool and over 300 custom enterprise apps for Fortune 50 and 100 clientele across 12 countries including Hearst, Roche, J&J, Genentech, and the NFL.

Rob received his degree in User-Centered Design with a peripheral curriculum in User Psychology from the University of Philadelphia.

Maximilian F. Niederste-Ostholt, Chief Financial Officer

Max has spent 9 years in the finance industry, working in the investment banking divisions of Lehman Brothers from 2007 to 2008 and Barclays from 2008 to 2016.  At both firms he was a member of the healthcare investment banking group, most recently as Director focused on M&A and financing transactions in the Healthcare IT and Health Insurance spaces.  Max has supported the execution of over $100 billion of financing and M&A transactions across various sectors of the healthcare space including buy-side and sell-side M&A assignments and financings across high grade and high yield debt, equities and convertible financings.  Work performed on these transactions included amongst other aspects, valuation, contract negotiations, capital raising support and general transaction execution activities.

Prior to his career in investment banking, Max worked in management consulting at A.T. Kearney from 2002 to 2005 focused on engagements in the automotive, IT and healthcare spaces. During this time, he worked on asset sourcing, logistics and process optimization projects.

Max graduated from Williams College with a Bachelor of Arts in Computer Science and Economics and received Master of Business Administration, beta gamma sigma, from NYU’s Stern School of Business.

Vincent A. DiDonato, Chief Technology Officer

Vincent brings more than 20 years of technology & web application development experience with a focus on SaaS-based B2C and B2B platforms. Most recently, Vincent was VP of Engineering at Splash, where he helped build and lead a global engineering team.

Prior to Splash, Vincent spent over five years working as SiteCompli's VP of Technology & Engineering where he oversaw the direction and execution of SiteCompli's technology strategy as well as managed onshore and offshore software engineering operations.

Vincent's previous roles include director and engineering capacities with American Express and NYC & Company, where he led, architected and implemented multi-million-dollar product and platform launches.

Greg Bettinelli, Director

Greg has over 20 years of experience in the Internet and e-commerce industries.

 In 2013 he joined the venture capital firm Upfront Ventures as a Partner and is focused on investments in businesses at the intersection of retail and technology. One of Greg's most notable investments, Ring, was acquired by Amazon for $1 billion in 2018.

 Prior to joining Upfront Ventures, from 2009 to 2013, Greg was the Chief Marketing Officer for HauteLook, a leading online flash-sale retailer which was acquired by Nordstrom, Inc. in March 2011 for $270 million.

 Before joining HauteLook, from 2008 to 2009, Greg served as Executive Vice President of Business Development and Strategy at Live Nation, where he was responsible for the strategic direction and key business partnerships for Live Nations' ticketing and digital businesses. Prior to Live Nation, from 2003 to 2008, Greg held a number of leadership positions at eBay, including Sr. Director of Business Development for StubHub and Director of Event Tickets and Media. While at eBay, Greg played a lead role in eBay's acquisition of StubHub in 2007 for $307 million.

 Earlier in his career, Greg held a number of roles in marketing, finance, and business development at companies in the financial services and healthcare industries.

 Greg holds a BA in Political Science from the University of San Diego and an MBA from Pepperdine University's Graziadio School of Business and Management.

Josh Silberstein, Director

Joshua is a seasoned operator and entrepreneur with in excess of 15 years of experience successfully building companies – as a founder, investor, board member, and CEO.

Joshua co-founded Healthguru in 2006 and led the company from idea to exit in 2013.  When Healthguru was acquired by Propel Media, Inc. (OTC BB: PROM), a publicly traded video syndication company, in 2013, Healthguru was a leading provider of health video on the web (as at 2013 it had 917 million streams and a 49.1% market share in health videos).

After the acquisition, Joshua joined Propel Media as President and completed a transformative transaction that quadrupled annual revenue and dramatically improved profitability.  When the deal – a reverse merger – was completed, it resulted in an entity with over $90 million in revenue and approximately $30 million in EBITDA.

In the past several years, Joshua has taken an active role with more than a dozen companies (with approximately $3 million to $47 million in revenue) – both in operating roles (Interim President, Chief Strategy Officer) and in an advisory capacity (to support a capital raise or lead an M&A transaction).

Earlier in his career, Joshua was a venture capitalist at BEV Capital, where he was part of teams that invested nearly $50 million in early-stage consumer businesses (including Alloy.com and Classmates Online) and held a number of other senior operating roles in finance, marketing, and business development.

Joshua has a BS in Economics from the Wharton School (summa cum laude) and an MBA from Columbia University (beta gamma sigma).

Arun Sundararajan, Director

Arun is Professor and the Robert L. and Dale Atkins Rosen Faculty Fellow at New York University’s (NYU) Stern School of Business, and an affiliated faculty member at many of NYU’s interdisciplinary research centers, including the Center for Data Science and the Center for Urban Science and Progress. He joined the NYU Stern faculty in 1998.

Arun’s research studies how digital technologies transform business, government and civil society.  His current research topics include digital strategy and governance, crowd-based capitalism, the sharing economy, the economics of automation, and the future of work.  He has published over 50 scientific papers in peer-reviewed academic journals and conferences, and over 30 op-eds in outlets that include The New York Times, The Financial Times, The Guardian, Wired, Le Monde, Bloomberg View, Fortune, Entrepreneur, The Economic Times, LiveMint, Harvard Business Review, Knowledge@Wharton and Quartz.  He has given more than 250 invited talks at industry, government and academic forums internationally.  His new book, “The Sharing Economy,” was published by the MIT Press in June 2016.

Arun is a member of the World Economic Forum’s Global Futures Council on Technology, Values and Policy.  He interfaces with tech companies at various stages on issues of strategy and regulation, and with non-tech companies trying to understand how to forecast and address changes induced by digital technologies. He has provided expert input about the digital economy as part of Congressional testimony, and to various city, state and federal government agencies.

Arun holds a Ph.D. in Business Administration and an M.S. in Management Science from the University of Rochester, and a B. Tech. in Electrical Engineering from the Indian Institute of Technology, Madras.

Advisory Board

Responsibilities of the Advisory Board

The Advisory Board will support the Company, the Asset Manager and the Manager and consists of members of our expert network and additional advisors to the Manager.  It is anticipated that the Advisory Board will review the Company’s relationship with, and the performance of, the Manager, and generally approve the terms of any material or related-party transactions.  In addition, it is anticipated that the Advisory Board will assist with, and make recommendations with respect to, the following:

(i)Approving, permitting deviations from, making changes to, and annually reviewing the asset acquisition policy;

(ii)Evaluating all asset acquisitions;

(iii)Evaluating any third party offers for asset acquisitions and approving asset dispositions that are in the best interest of the Company and the Interest Holders;

(iv)Providing guidance with respect to the appropriate levels of annual collection level insurance costs and maintenance costs specific to each individual asset;

(v)Reviewing material conflicts of interest that arise, or are reasonably likely to arise with the managing member, on the one hand, and the Company, a Series or the economic members, on the other hand, or the Company or a Series, on the one hand, and another Series, on the other hand;

(vi)Approving any material transaction between the Company or a Series, on the one hand, and the Manager or any of its affiliates, another Series or an Interest Holder, on the other hand, other than for the purchase of Interests;

(vii)Reviewing the total fees, expenses, assets, revenues, and availability of funds for distributions to Interest Holders at least annually or with sufficient frequency to determine that the expenses incurred are reasonable in light of the investment performance of the assets, and that funds available for distributions to Interest Holders are in accordance with our policies; and

(viii)Approving any service providers appointed by the Manager or the Asset Manager in respect of the Underlying Assets.

The resolution of any conflict of interest approved by the Advisory Board shall be conclusively deemed fair and reasonable to the Company and the Members and not a breach of any duty at law, in equity or otherwise.  The members of the Advisory Board are not managers or officers of the Company, the Manager or the Asset Manager, or any Series and do not have fiduciary or other duties to the Interest Holders of any Series.

Compensation of the Advisory Board

The Asset Manager will compensate the Advisory Board or their nominees (as so directed by an Advisory Board member) for their service.  As such, it is anticipated that their costs will not be borne by any given Series of Interests, although members of the Advisory Board may be reimbursed by a Series for out-of-pocket expenses incurred by such Advisory Board member in connection with a Series of Interests (e.g. travel related to evaluation of an asset).

Members of the Advisory Board

We plan to continue to build the Advisory Board over time and are in advanced discussions with various experts in the Asset Class.  We have already established an informal network of expert advisors who support the Company in asset acquisitions, valuations and negotiations.  To date three individuals have formally joined the Manager’s Advisory Board:

Roger Wiegley

Roger has over 30 years of legal and risk management experience.  He is a practicing attorney through his company Roger Wiegley Law Offices, which he started in 2013.  He is also a senior adviser to KPMG (insurance and reinsurance) as well as a consultant to several AXA companies in Europe and the United States, and he is the founder and a director of Global Risk Consulting, Ltd., a UK consulting company.

Roger spent the first 18 years of his career practicing law at Sullivan & Cromwell; Sidley & Austin; and Pillsbury Winthrop Shaw Pittman, focused on clients in the financial sector.  From 1998 to 2001 he was the chief counsel for the commercial bank branches of Credit Suisse First Boston in the Americas and served as Head of Regional Oversight for CSFB in the Asia-Pacific Region.  He held various other general counsel and legal positions at various companies including Winterthur Swiss Insurance Company and Westmoreland Coal Company from 2001 to 2007.  From 2008 to 2013, Roger was the Global General Counsel of AXA Liabilities Managers.

Ken Goldin

Ken is the founder and president at Goldin Auctions. He has sold over $700 million in the field of sports cards and memorabilia combined. Ken has been a leader in the field of sports collectibles for over 30 years.

Ken founded Goldin Auctions in 2012 and it quickly became an industry leader in sports memorabilia and trading cards. Ken is a regular guest on CNBC, Bloomberg and Fox Business and is a key contributor to these channels related to appraisals and valuations on memorabilia.

Prior to Goldin Auctions, he co-founded the Score Board Inc. in 1986. The company grew into an industry leader in trading cards and memorabilia selling over $100 million per year. The company was a pioneer in bringing sports memorabilia to the public, signing marketing and licensing agreements with many key figures in sports over the past 50 years.

Ken is also known for his many charitable endeavors and is one of the founders and a director of the Museum of Sports in Philadelphia, a non- profit educational museum that is being built in the stadium district.

EXHIBIT INDEX

Exhibit 2.1 – Certificate of Formation for RSE Archive, LLC (1)

Exhibit 2.2 – Amended and Restated Operating Agreement for RSE Archive, LLC (3)

Exhibit 2.3 – Certificate of Formation for RSE Archive Manager, LLC (1)

Exhibit 2.4 – Operating Agreement for RSE Archive Manager, LLC (2)

Exhibit 3.1 – Form of Series Designation (1)

Exhibit 4.1 – Amended and Restated Form of Subscription Agreement (4)

Exhibit 6.1 – Form of Asset Management Agreement (1)

Exhibit 6.2 – Broker of Record Agreement (1)

Exhibit 6.3 – Purchase Option Agreement in respect of Series #10COBB Asset (1)

Exhibit 6.4 – Purchase Option Agreement in respect of Series #52MANTLE Asset (1)

Exhibit 6.5 – Purchase Option Agreement in respect of Series #71ALI Asset (1)

Exhibit 6.6 – Purchase Option Agreement in respect of Series #71MAYS Asset (1)

Exhibit 6.7 – Purchase Option Agreement in respect of Series #98JORDAN Asset (1)

Exhibit 6.8 – Purchase Option Agreement in respect of Series #AGHOWL Asset (1)

Exhibit 6.9 – Purchase Option Agreement in respect of Series #EINSTEIN Asset (1)

Exhibit 6.10 – Purchase Option Agreement in respect of Series #FROST Asset (1)

Exhibit 6.11 – Purchase Option Agreement in respect of Series #POTTER Asset (1)

Exhibit 6.12 – Purchase Option Agreement in respect of Series #ROOSEVELT Asset (1)

Exhibit 6.13 – Purchase Option Agreement in respect of Series #TWOCITIES Asset (1)

Exhibit 6.14 – Purchase Option Agreement in respect of Series #ULYSSES Asset (1)

Exhibit 6.15 – Purchase Option Agreement in respect of Series #YOKO Asset (1)

Exhibit 6.16 – Purchase Agreement in respect of Series #70RLEX Asset (3)

Exhibit 6.17 – Purchase Agreement in respect of Series #RLEXPEPSI Asset (3)

Exhibit 6.18 – Purchase Agreement in respect of Series #SMURF Asset (5)

Exhibit 6.19 – Purchase Agreement in respect of Series #APEOD Asset (5)

Exhibit 6.20 – Purchase Agreement in respect of Series #APROAK Asset (5)

Exhibit 6.21 – Purchase Option Agreement in respect of Series #15PTKWT Asset (5)

Exhibit 6.22 – Purchase Agreement in respect of Series #18ZION Asset (5)

Exhibit 6.23 – Purchase Agreement in respect of Series #75ALI Asset (5)

Exhibit 6.24 – Purchase Agreement in respect of Series #88JORDAN Asset (5)

Exhibit 6.25 – Purchase Agreement in respect of Series #APOLLO11 Asset (5)

Exhibit 6.26 – Purchase Agreement in respect of Series #BIRKINBLEU Asset (5)

Exhibit 6.27 – Purchase Agreement in respect of Series #SNOOPY Asset

Exhibit 6.28 – Purchase Option Agreement in respect of Series #HONUS Asset

Exhibit 8.1 – Subscription Escrow Agreement (1)

Exhibit 12.1 – Opinion of Duane Morris LLP

Exhibit 13.1 – Amended and Restated Testing the Water Materials (3)

(1)Previously filed as an Exhibit to the Company’s Form 1-A filed with the Commission on August 13, 2019

(2)Previously filed as an Exhibit to the Company’s Form 1-A/A filed with the Commission on August 19, 2019

(3)Previously filed as an Exhibit to the Company’s Form 1-A/A filed with the Commission on September 16, 2019

(4)Previously filed as an Exhibit to the Company’s Form 1-A/A filed with the Commission on October 4, 2019

(5)Previously filed as an Exhibit to the Company’s Form 1-A/A filed with the Commission on October 21, 2019

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE ARCHIVE MANAGER, LLC

By: RSE Markets, Inc., its managing member

By: /s/ Christopher Bruno

Name: Christopher Bruno

Title: President

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christopher Bruno Name: Christopher Bruno	President of RSE Markets, Inc. (Principal Executive Officer)	November 15, 2019
/s/ Maximilian F. Niederste-Ostholt Name: Maximilian F. Niederste-Ostholt	Chief Financial Officer of RSE Markets, Inc. (Principal Financial Officer)	November 15, 2019
RSE ARCHIVE MANAGER, LLC By: /s/ Christopher Bruno Name: Christopher Bruno Title: President	Managing Member	November 15, 2019